Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2007 excerpted from pages 80-137 of CIBC’s 2007 Annual Accountability Report including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2007 and 2006 and for each of the years in the three year period ended October 31, 2007 and internal control over financial reporting as of October 31, 2007

Consolidated Financial Statements

Contents

81	Financial Reporting Responsibility

82	Independent Auditors’ Reports to Shareholders

84	Consolidated Balance Sheet

85	Consolidated Statement of Operations

86	Consolidated Statement of Changes in Shareholders’ Equity

87	Consolidated Statement of Comprehensive Income

88	Consolidated Statement of Cash Flows

89	Notes to the Consolidated Financial Statements

89	Note 1	—	Summary of Significant Accounting Policies

96	Note 2	—	Fair Value of Financial Instruments

100	Note 3	—	Acquisition of FirstCaribbean International Bank and Future Disposition

101	Note 4	—	Securities

103	Note 5	—	Loans

104	Note 6	—	Securitizations and Variable Interest Entities

107	Note 7	—	Land, Buildings and Equipment

107	Note 8	—	Goodwill and Other Intangible Assets

108	Note 9	—	Other Assets

108	Note 10	—	Deposits

108	Note 11	—	Other Liabilities

109	Note 12	—	Trading Activities

109	Note 13	—	Financial Instruments Designated at Fair Value

110	Note 14	—	Derivative Instruments

114	Note 15	—	Designated Accounting Hedges

114	Note 16	—	Subordinated Indebtedness

115	Note 17	—	Preferred Share Liabilities and Share Capital

117	Note 18	—	Accumulated Other Comprehensive Income

118	Note 19	—	Interest Rate Sensitivity

119	Note 20	—	Stock-based Compensation

120	Note 21	—	Employee Future Benefits

124	Note 22	—	Income Taxes

125	Note 23	—	Earnings (Loss) per Share

126	Note 24	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

129	Note 25	—	Concentration of Credit Risk

129	Note 26	—	Related-party Transactions

130	Note 27	—	Segmented and Geographic Information

132	Note 28	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

137	Note 29	—	Future Canadian Accounting Policy Changes

80	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
          The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
          Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
          The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
          The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
          Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
          The Office of the Superintendent of Financial Institutions (OSFI), Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	Tom D. Woods
President and Chief Executive Officer	Chief Financial Officer	December 5, 2007

CIBC Annual Accountability Report 2007	81

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2007. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2007 in conformity with Canadian generally accepted accounting principles.
          As explained in Note 1 to the consolidated financial statements, in fiscal 2007, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, and Section 3865 “Hedges”.
          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 5, 2007

82	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Report on Internal Control over Financial Reporting
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as at October 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included on page 79 of this Annual Accountability Report. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007 based on the COSO criteria.
          We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2007 and our report dated December 5, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 5, 2007

CIBC Annual Accountability Report 2007	83

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2007	2006

ASSETS
Cash and non-interest-bearing deposits with banks	$1,457	$1,317

Interest-bearing deposits with banks	12,290	10,536

Securities (Note 4)
Trading (Note 12)	58,779	62,331
Available-for-sale (AFS)	17,430	n/a
Designated at fair value (FVO) (Note 13)	10,291	n/a
Investment	n/a	21,167

	86,500	83,498

Securities borrowed or purchased under resale agreements	34,020	25,432

Loans (Note 5)
Residential mortgages	91,664	81,358
Personal	29,213	28,052
Credit card	9,121	7,253
Business and government (Notes 12 and 13)	34,099	30,404
Allowance for credit losses	(1,443)	(1,442)

	162,654	145,625

Other
Derivative instruments (Note 14)	24,075	17,122
Customers’ liability under acceptances	8,024	6,291
Land, buildings and equipment (Note 7)	1,978	2,032
Goodwill (Note 8)	1,847	982
Other intangible assets (Note 8)	406	192
Other assets (Note 9)	8,927	10,957

	45,257	37,576

	$342,178	$303,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$91,772	$81,829
Business and government (Note 13)	125,878	107,468
Bank	14,022	13,594

	231,672	202,891

Other
Derivative instruments (Note 14)	26,688	17,330
Acceptances	8,249	6,297
Obligations related to securities sold short (Notes 12 and 13)	13,137	13,788
Obligations related to securities lent or sold under repurchase agreements	28,944	30,433
Other liabilities (Note 11)	13,728	14,716

	90,746	82,564

Subordinated indebtedness (Note 16)	5,526	5,595

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	145	12

Shareholders’ equity
Preferred shares (Note 17)	2,331	2,381
Common shares (Note 17)	3,133	3,064
Treasury shares	4	(19)
Contributed surplus	96	70
Retained earnings	9,017	7,268
Accumulated other comprehensive income (AOCI) (Note 18)	(1,092)	(442)

	13,489	12,322

	$342,178	$303,984

n/a	Not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530, 3251 and 3861. These sections were adopted on a prospective basis with no restatement of prior year information, apart from foreign currency translation adjustments, which were reclassified to AOCI for prior years. See Note 1 for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

84	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2007	2006	2005

Interest income
Loans		$9,738	$8,526	$7,640
Securities borrowed or purchased under resale agreements		2,131	1,568	1,107
Securities		3,105	2,745	2,173
Deposits with banks		807	430	336

		15,781	13,269	11,256

Interest expense
Deposits		8,050	6,105	4,346
Other liabilities		2,838	2,398	1,668
Subordinated indebtedness		304	300	239
Preferred share liabilities (Note 17)		31	31	66

		11,223	8,834	6,319

Net interest income		4,558	4,435	4,937

Non-interest income
Underwriting and advisory fees		745	619	730
Deposit and payment fees		791	778	794
Credit fees		287	334	343
Card fees		270	251	317
Investment management and custodial fees		535	479	420
Mutual fund fees		872	799	739
Insurance fees, net of claims		234	224	212
Commissions on securities transactions		875	869	912
Trading revenue (Note 12)		328	1,129	801
Investment securities gains, net (Note 4)		n/a	71	601
AFS securities gains, net (Note 4)		521	n/a	n/a
FVO revenue (Note 13)		156	n/a	n/a
Income from securitized assets		489	484	338
Foreign exchange other than trading		390	300	555
Other		1,015	579	799

		7,508	6,916	7,561

Total revenue		12,066	11,351	12,498

Provision for credit losses (Note 5)		603	548	706

Non-interest expenses
Employee compensation and benefits		4,392	4,288	4,324
Occupancy costs		602	562	641
Computer and office equipment		1,104	1,111	1,166
Communications		317	297	324
Advertising and business development		246	222	260
Professional fees		178	163	325
Business and capital taxes		137	135	118
Other		636	710	3,707

		7,612	7,488	10,865

Income before income taxes and non-controlling interests		3,851	3,315	927
Income tax expense (Note 22)		524	640	789

		3,327	2,675	138
Non-controlling interests		31	29	170

Net income (loss)		$3,296	$2,646	$(32)

Earnings (loss) per share (in dollars) (Note 23)	— Basic	$9.30	$7.50	$(0.46)
	— Diluted	$9.21	$7.43	$(0.46)
Dividends per common share (in dollars) (Note 17)		$3.11	$2.76	$2.66

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2007	85

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2007	2006	2005	2007	2006	2005

Preferred shares (Note 17)
Balance at beginning of year				$2,381	$2,381	$1,783
Issue of preferred shares				750	—	731
Redemption of preferred shares				(800)	—	—
Conversion of preferred shares				—	—	(133)

Balance at end of year				$2,331	$2,381	$2,381

Common shares (Note 17)
Balance at beginning of year	336,276,806	334,014,638	347,350,531	$3,064	$2,952	$2,958
Issue of common shares	1,753,648	2,262,168	2,866,907	98	112	134
Purchase of common shares for cancellation	(3,073,500)	—	(16,202,800)	(29)	—	(140)

Balance at end of year	334,956,954	336,276,806	334,014,638	$3,133	$3,064	$2,952

Treasury shares
Balance at beginning of year	(300,159)	(7,012)	137,941	$(19)	$—	$11
Purchases	(62,971,050)	(44,923,755)	(85,945,976)	(6,070)	(3,429)	(5,924)
Sales	63,302,834	44,630,608	85,801,023	6,093	3,410	5,913

Balance at end of year	31,625	(300,159)	(7,012)	$4	$(19)	$—

Contributed surplus
Balance at beginning of year				$70	$58	$59
Stock option expense				4	6	8
Stock options exercised				(8)	(9)	(9)
Net premium on treasury shares and other				30	15	—

Balance at end of year				$96	$70	$58

Retained earnings
Balance at beginning of year, as previously reported				$7,268	$5,667	$7,745
Adjustment for change in accounting policies				(50) (1)	—	10 (2)

Balance at beginning of year, as restated				7,218	5,667	7,755
Net income (loss)				3,296	2,646	(32)
Dividends (Note 17)				(1,183)	(1,056)	(1,027)
Premium on redemption of preferred shares classified as equity				(32)	—	—
Premium on purchase of common shares for cancellation				(277)	—	(1,035)
Other				(5)	11	6

Balance at end of year				$9,017	$7,268	$5,667

AOCI, net of tax (Note 18)
Balance at beginning of year(3)				$(442)	$(327)	$(376)
Adjustment for change in accounting policies(1)				123	—	—
Other comprehensive (loss) income				(773)	(115)	49

Balance at end of year				$(1,092)	$(442)	$(327)

Retained earnings and AOCI				$7,925	$6,826	$5,340

Shareholders’ equity at end of year				$13,489	$12,322	$10,731

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

(2)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities”.

(3)	The opening balance for the years ended October 31, 2006 and 2005 represent the net foreign currency translation adjustments. These balances were reclassified to AOCI in accordance with the new CICA handbook section 3251.
The accompanying notes are an integral part of these consolidated financial statements.

86	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2007	2006	2005

Net income (loss)	$3,296	$2,646	$(32)

Other comprehensive income (loss) (OCI), net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(2,924)	(676)	585
Net gains (losses) on hedges of foreign currency translation adjustments	2,279	561	(536)

	(645)	(115)	49

Net change in AFS securities
Net unrealized gains on AFS securities	42	n/a	n/a
Transfer of net gains to net income	(79)	n/a	n/a

	(37)	n/a	n/a

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(133)	n/a	n/a
Net losses on derivatives designated as cash flow hedges transferred to net income	42	n/a	n/a

	(91)	n/a	n/a

Total other comprehensive income (loss)(1)	(773)	(115)	49

Comprehensive income	$2,523	$2,531	$17

(1)	Includes non-controlling interest of $1 million (2006: nil; 2005: nil).

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The income tax (expense) benefit allocated to each component of other comprehensive income is presented in the table below:

$ millions, for the year ended October 31	2007	2006	2005

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$6	$9	$(81)
Changes on hedges of foreign currency translation adjustments	(1,123)	(277)	201
Net change in AFS securities
Net unrealized gains on AFS securities	(30)	n/a	n/a
Transfer of net gains to net income	39	n/a	n/a
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	71	n/a	n/a
Changes on derivatives designated as cash flow hedges transferred to net income	(22)	n/a	n/a

	$(1,059)	$(268)	$120

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2007	87

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2007	2006	2005

Cash flows provided by (used in) operating activities
Net income (loss)	$3,296	$2,646	$(32)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	603	548	706
Amortization of buildings, furniture, equipment and leasehold improvements	214	206	214
Amortization of other intangible assets	39	29	12
Stock-based compensation	20	30	5
Future income taxes	346	356	252
AFS/investment securities gains, net	(521)	(71)	(601)
Gains on divestitures	—	—	(115)
Losses (gains) on disposal of land, buildings and equipment	1	—	(8)
Changes in operating assets and liabilities
Accrued interest receivable	(88)	(203)	21
Accrued interest payable	(311)	542	393
Amounts receivable on derivative contracts	(6,774)	3,187	3,404
Amounts payable on derivative contracts	9,147	(2,798)	(3,900)
Net change in trading securities	5,096	(8,909)	(259)
Net change in FVO securities	(3,951)	n/a	n/a
Net change in other FVO assets and liabilities	(811)	n/a	n/a
Current income taxes	(963)	181	173
Other, net	(777)	(2,714)	(398)

	4,566	(6,970)	(133)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	16,243	10,157	2,157
Obligations related to securities sold short	(1,187)	(1,095)	2,663
Net obligations related to securities lent or sold under repurchase agreements	(1,489)	16,108	(2,465)
Issue of subordinated indebtedness	347	1,300	1,300
Redemption/repurchase of subordinated indebtedness	(537)	(770)	(65)
Issue of preferred shares	750	—	598 (1)
Redemption of preferred shares	(832)	—	(445)
Issue of common shares	98	112	134
Purchase of common shares for cancellation	(306)	—	(1,175)
Net proceeds from treasury shares sold (purchased)	23	(19)	(11)
Dividends	(1,183)	(1,056)	(1,027)
Other, net	(226)	489	282

	11,701	25,226	1,946

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	970	6	287
Loans, net of repayments	(15,304)	(12,933)	(13,927)
Proceeds from securitizations	7,309	8,549	10,187
Purchase of AFS/investment securities	(11,038)	(15,593)	(8,238)
Proceeds from sale of AFS/investment securities	7,526	6,095	7,162
Proceeds from maturity of AFS/investment securities	4,354	2,744	2,894
Net securities borrowed or purchased under resale agreements	(8,588)	(6,918)	(349)
Proceeds from divestitures	—	—	347
Net cash used in acquisition(2)	(1,040)	(75)	—
Purchase of land, buildings and equipment	(247)	(110)	(263)
Proceeds from disposal of land, buildings and equipment	1	8	28

	(16,057)	(18,227)	(1,872)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(70)	(22)	(5)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	140	7	(64)
Cash and non-interest-bearing deposits with banks at beginning of year	1,317	1,310	1,374

Cash and non-interest-bearing deposits with banks at end of year	$1,457	$1,317	$1,310

Cash interest paid	$11,534	$8,292	$5,926
Cash income taxes paid	$1,140	$103	$364

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).

(2)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

88	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and other comprehensive income (OCI) arising from differences between Canadian and U.S. GAAP is provided in Note 28.
     The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective November 1, 2006, upon the adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity”, and 3861 “Financial Instruments — Disclosure and Presentation”.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of all subsidiaries and variable interest entities (VIEs) for which we are considered to be the primary beneficiary. A primary beneficiary is the enterprise that absorbs a majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns, or both. Inter-company balances and transactions are eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in “Other assets”. Our share of earnings from these investments is included in “Non-interest income — other”.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of accounting for financial instruments, allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the dates of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in “Foreign currency translation adjustments”, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized into income where there is a reduction in the net investment in a foreign operation.
Classification and measurement of financial assets and liabilities
Commencing November 1, 2006, all financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. Consequently, the investment securities classification previously used is no longer applicable under the new standards. We have not currently designated any financial assets as HTM. Reclassification of financial instruments into and out of trading or FVO is not permitted. In addition, the new standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied, in which case they are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Trading financial instruments
Both prior and subsequent to November 1, 2006, trading financial instruments are assets and liabilities held for trading activities and are measured at fair value as at the balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as “Trading revenue”. Dividends and interest earned and interest incurred are included in “Interest income” and “Interest expense”, respectively.
AFS/Investment securities
AFS securities
Commencing November 1, 2006, all financial instruments previously classified as investment securities were designated as AFS securities. AFS securities also include investments in limited partnerships which were included in “Other assets” prior to November 1, 2006.
     Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value whereby the unrealized gains and losses are included in AOCI until sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses

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Notes to the Consolidated Financial Statements
on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “AFS securities gains, net”. Dividends and interest income from these securities are included in “Interest income”.
Investment securities
Prior to November 1, 2006, equity securities were stated at cost and debt securities at amortized cost other than mortgage-backed securities created by the securitization of residential mortgages which were stated at fair value. Changes in fair value were recognized in “Non-interest income — other”.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value were included in “Investment securities gains, net”. Dividends and interest income, including the amortization of premiums and discounts on debt securities were included in “Interest income”. Realized and unrealized gains on securities used in hedging activities were included in earnings in the same period as the earnings from the items hedged.
     Commencing November 1, 2006, the investment securities classification is no longer available.
Designated at fair value financial instruments (FVO)
Commencing November 1, 2006, FVO financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value, and gains and losses arising from changes in fair value of derivatives that are managed in conjunction with FVO financial assets and liabilities are included in “FVO revenue”. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in “Interest income” and “Interest expense”, respectively.
Loans and receivables
Both prior and subsequent to November 1, 2006, loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis, unless impaired, using the effective interest rate method. See “Impairment of financial assets” below for details on our impairment methodology.
Date of recognition
We account for all financial instruments using settlement date accounting for the consolidated balance sheet. Trade date accounting is used for all financial instruments for the consolidated statement of operations.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest rate method. Prior to November 1, 2006, transactions costs associated with certain financial liabilities were expensed as incurred.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in “Interest income” and “Interest expense” using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shortened period, to the net carrying amount of the financial asset or liability.
     Prior to November 1, 2006, transaction costs in excess of deferred fees related to originating or acquiring a loan were recognized within “Other assets” and amortized to interest income over the term of the loan. Subsequent to November 1, 2006, the excess deferred amount is instead classified with the associated loan as part of its amortized cost.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in “Interest expense — other liabilities”.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in “Interest income” and “Interest expense”, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in

90	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest and any prior write-off has been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal and credit card loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances. It applies to on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
Other-than-temporary impairment for securities
We conduct a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in “Income from securitized assets”. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, forward yield curves, discount rates, and other factors that influence the value of retained interests.
     Prior to November 1, 2006, retained interests in securitized assets were classified as investment securities and stated at amortized cost. Commencing November 1, 2006, retained interests are classified as AFS securities. Retained interests are reviewed for impairment on a quarterly basis.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date both before and after the adoption of the new financial instrument standards that were adopted on November 1, 2006. Realized and unrealized trading gains and losses are included in “Trading revenue”. Derivatives with positive fair value are reported as assets, while derivatives with negative

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Notes to the Consolidated Financial Statements
fair value are reported as liabilities, in both cases as “Derivative instruments”.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 (commencing November 1, 2006) and the CICA Accounting Guideline (AcG) 13 (prior to November 1, 2006). There are three types of hedge accounting: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865 or AcG-13. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Commencing November 1, 2006, the amount of ineffectiveness of hedging instruments is recorded immediately in income. Prior to November 1, 2006, the ineffectiveness was only recognized over time or upon the termination of the hedge.
Hedge accounting commencing November 1, 2006
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as “Derivative instruments”.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in “Net interest income”. Changes in fair value from the hedging derivatives are also recognized in “Net interest income”. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in “Net interest income”.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in “Foreign exchange other than trading (FXOTT)”. Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in “FXOTT”.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the original hedge. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable rate financial instruments to fixed rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in “Net interest income” or in “FXOTT” immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Transition adjustment
Upon the adoption of the new standards we re-established various hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item for fair value hedges and as an adjustment to AOCI for cash flow hedges. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new standards.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our investments in self sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging derivative instruments based on changes in spot rates is included in OCI until reduction in the net investment at which time any gains or losses in AOCI are recognized in “FXOTT”. The ineffective portion of the change in fair value of the hedging derivative is recognized immediately in “FXOTT”.
Hedge accounting prior to November 1, 2006
Derivative instruments designated within effective hedge relationships were generally included at their accrued values in “Other assets” or “Other liabilities”.

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Notes to the Consolidated Financial Statements
     For interest rate swaps, hedge accounting treatment generally resulted in interest income or expense on non-trading assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, were accounted for on a modified accrual basis. Under this method, the carrying value of these deposits was adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments were recorded as “Interest expense”. Derivatives that hedged the fair value of these deposits were carried at fair value. Amounts arising from these derivatives were deferred and recognized in “Interest expense” to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities were revalued together with the hedged item each month, using the spot foreign exchange rate. Resulting gains and losses were recognized as “FXOTT”.
     Foreign currency forward contracts that hedge NIFO were revalued each month, using the spot foreign exchange rate. Resulting gains and losses, net of applicable taxes, were recognized in “Foreign currency translation adjustments”. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials was amortized in “FXOTT”.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions were deferred and recognized as income when the committed or anticipated transactions occurred.
     Premiums paid for options used for hedging purposes were generally amortized over the life of the contract or the term of the hedge, as appropriate.
     If a hedge relationship was terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination was deferred in “Other assets” or “Other liabilities”. The deferred amount was recognized into income or expense on the same basis as income and expense of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Commencing November 1, 2006, the change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in “FVO revenue”. Both before and after November 1, 2006, the change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either “FXOTT” or “Non-interest income — other”.
Embedded derivatives
Commencing November 1, 2006, all derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations. We elected to apply this accounting treatment to all host contracts containing such embedded derivatives at November 1, 2006.
     Prior to November 1, 2006, we only recognized embedded derivatives on equity-linked GICs or equity-linked notes deposit obligations. Both before and after November 1, 2006, the embedded derivative is measured at fair value with changes in fair value recorded in “Non-interest income — other”. The discounted deposit instrument is accreted on an effective interest rate basis to par principal value at maturity with the expense recorded in “Interest expense”.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Both before and after November 1, 2006, we present our liability to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in “Non-interest income — other”. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     Prior to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, was recognized over the life of the mortgage. Subsequent to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is required unless the guarantee qualifies as a derivative, upon which it is remeasured at fair value and included in “Derivative instruments” in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
Commencing November 1, 2006, AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity, and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges (“foreign currency

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Notes to the Consolidated Financial Statements
translation adjustments”). Prior years’ “Foreign currency translation adjustments” have been reclassified to AOCI.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium on redemptions arising from such preferred shares are reported as “Interest expense”.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as “Customers’ liability under acceptances”.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

•	Buildings	40 years

•	Computer equipment and software	2 to 10 years

•	Office furniture and other equipment	4 to 15 years

•	Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in “Non-interest income — other”.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment periodically.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 10 years (2006: 10 years). The expected average remaining service life of employees covered by the other benefit plans is 12 years (2006: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in “Other assets” and “Other liabilities”.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.

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Notes to the Consolidated Financial Statements
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period, or to the eligible retirement age of the employee if sooner, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding offset in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period, or to the eligible retirement age of the employee if sooner. In the event of forfeitures of unvested grants, any market gains or losses arising from the forfeiture event are recorded in contributed surplus.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria are recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the expected number of PSUs to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted-average of the number of incremental common shares included in each interim period.
Impact of accounting changes
As required, the adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity” as described above have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of “Foreign currency translation adjustments” to AOCI. The impact of adopting these standards was as follows:

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Notes to the Consolidated Financial Statements

		Adjustment upon adoption	As at
$ millions	As at Oct. 31, 2006	of new standards	Nov. 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
AFS	—	16,006	16,006
Trading	62,331	(552)	61,779
FVO	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	(442)	—	(442)
Unrealized gains (losses) on AFS securities	—	(29)	(29)
Gains (losses) on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

The $16,006 million of financial assets classified as AFS included $15,429 million (AFS value $15,391 million) and $615 million (AFS value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of FVO securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
     The overall impact to net income from the adoption of the new standards for the year was not significant and included the recognition of the hedge ineffectiveness disclosed in Note 15. However, there were various reclassifications within our consolidated statement of operations, including the recognition of amounts within “FVO revenue” and “AFS securities gains, net” that were previously recognized in “Trading revenue” and “Investment securities gains, net”, respectively.
Prior year financial information
During the year, we revisited our presentation of certain revenue and expense items for prior periods to better reflect the nature of these items. Accordingly, certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 28.
Note 2 Fair Value of Financial Instruments
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an orderly market as an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act. Fair value is best evidenced by an independent quoted market price in an active market.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value. Commencing November 1, 2006, bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate, whereas closing price was previously used for securities in an active market.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a basis for fair value.
     In those instances where traded markets do not exist or are not considered sufficiently active, our measure of fair value is estimated, using a variety of valuation techniques and models which require assumptions regarding the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we use observable market parameters such as interest and currency rates and price volatility wherever possible. We also consider the change in credit quality where we are exposed to the credit risk of an issuer, borrower or counterparty. Where we use models based on estimated cashflows or other input parameters, our overriding objective is to use the information to estimate the fair value at which market participants would transact.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market risks for derivatives and non derivatives and for counterparty credit risk and administration cost for derivatives.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates

96	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions as at October 31, 2007, and may not be reflective of ultimate realizable value.
     We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded AFS/ Investment equity securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by the specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships (in 2006 only as they were reclassified to AFS securities in 2007, as indicated in Note 1) and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value for equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, a suitable market proxy or fair value is estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     Fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and expected future credit exposure taking into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs to maintain the derivative to maturity.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted

CIBC Annual Accountability Report 2007	97

Notes to the Consolidated Financial Statements
above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Valuation technique — non-market observable inputs
We have determined that in situation where key market data for our positions is not observable, sensitivity analysis is not meaningful.
     The total loss recognized in the consolidated financial statements on the financial instruments outstanding as at the balance sheet date, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $774 million.
Significant events
Collateralized debt obligations (CDOs) and other positions based on U.S. residential mortgage-backed securities do not currently have readily observable fair values in an active market. We estimated these fair values based on all available data including internal models, indicative broker quotes and proxy index levels. This exercise involved the application of significant judgment. As at October 31, 2007, our gross unheeded notional exposure to U.S. residential mortgages of approximately US$1.6 billion was written down to an estimated fair value of US$784 million ($741 million). These positions were included in valuation technique — non-market observable inputs.
     The use of management judgment in the valuation of certain derivatives, including credit default swaps that reference the U.S. residential mortgage market, increased considerably during the second half of 2007, as market conditions severely limited the availability of quoted market prices that may otherwise have been available.
     Canadian market asset-backed commercial paper (ABCP) issued by our sponsored conduits of $3.1 billion were valued at par. Canadian market non-bank issued ABCP with a par value of $358 million were valued at $297 million using models and assumptions incorporating all available data. These non-bank issued ABCP were included in valuation technique — non-market observable inputs.
Fair Value of Financial Instruments

$ millions, as at October 31	2007			2006
	Book value
	(includes AFS		Fair value			Fair value
	securities at		over (under)			over (under)
	amortized cost)	Fair value	book value	Book value	Fair value	book value

Financial Assets
Cash and non-interest-bearing deposits with banks	$1,457	$1,457	$—	$1,317	$1,317	$—
Interest-bearing deposits with banks	12,290	12,290	—	10,536	10,536	—
Securities	86,587	86,959	372	83,498	83,680	182
Securities borrowed or purchased under resale agreements	34,020	34,020	—	25,432	25,432	—
Loans
Residential mortgages	91,623	91,669	46	81,333	81,657	324
Personal	28,638	28,626	(12)	27,427	27,427	—
Credit card	8,862	8,862	—	7,046	7,046	—
Business and government	33,531	33,548	17	29,819	29,856	37
Derivative instruments(1)	24,075	24,075	—	17,122	17,122	—
Customers’ liability under acceptances	8,024	8,024	—	6,291	6,291	—
Other assets(2)	6,325	6,368	43	6,155	6,529	374

Financial Liabilities
Deposits
Personal	$91,772	$91,429	$(343)	$81,829	$81,756	$(73)
Business and government	125,878	125,881	3	107,468	107,405	(63)
Bank	14,022	14,027	5	13,594	13,595	1
Derivative instruments(1)	26,688	26,688	—	17,330	17,330	—
Acceptances	8,249	8,249	—	6,297	6,297	—
Obligations related to securities sold short	13,137	13,137	—	13,788	13,788	—
Obligations related to securities lent or sold under repurchase agreements	28,944	28,944	—	30,433	30,433	—
Other liabilities	9,766	9,766	—	9,977	9,977	—
Subordinated indebtedness	5,526	5,732	206	5,595	5,963	368
Preferred share liabilities	600	623	23	600	642	42

ALM derivatives not carried at fair value(1)(3)(4)	n/a	n/a	n/a	$(94)	$(179)	$(85)

(1)	Prior to 2007, only ALM derivatives carried at fair value and trading derivatives were included in derivative instruments. Commencing in 2007, all derivatives are included in derivative instruments.

(2)	Excludes FirstCaribbean with a book value of $790 million as at October 31, 2006.

(3)	Prior to 2007, the book value included both the ALM derivatives not carried at fair value (2006: net $(234) million) and unamortized hedge-related deferred balances (2006: net $140 million), which were included in other assets and other liabilities.

(4)	Prior to 2007, the fair value over (under) book value included deferred gains (2006: $222 million) related to derivative hedges for anticipated transactions in respect of certain deposit programs and expenses.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

98	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31	2007			2006

	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$9	$7	$2	$11	$2	$9
Swap contracts	5,197	4,898	299	6,428	5,867	561
Purchased options	542	—	542	647	—	647
Written options	—	479	(479)	—	658	(658)

Total interest rate derivatives	5,748	5,384	364	7,086	6,527	559

Foreign exchange derivatives
Forward contracts	2,127	2,372	(245)	511	454	57
Swap contracts	5,204	5,252	(48)	3,739	3,098	641
Purchased options	162	—	162	98	—	98
Written options	—	156	(156)	—	74	(74)

Total foreign exchange derivatives	7,493	7,780	(287)	4,348	3,626	722

Credit derivatives
Swap contracts	77	751	(674)	48	95	(47)
Purchased options	4,333	249	4,084	93	154	(61)
Written options	157	3,970	(3,813)	197	43	154

Total credit derivatives	4,567	4,970	(403)	338	292	46

Equity derivatives(2)	3,487	4,844	(1,357)	3,543	5,009	(1,466)

Precious metal derivatives(3)	48	69	(21)	84	62	22

Other commodity derivatives(3)	1,347	1,161	186	1,406	1,375	31

Total held for trading(4)	22,690	24,208	(1,518)	16,805	16,891	(86)

Held for ALM(5)
Interest rate derivatives
Forward rate agreements	—	1	(1)	1	—	1
Swap contracts	864	638	226	933	745	188
Purchased options	2	—	2	20	—	20
Written options	—	16	(16)	—	4	(4)

Total interest rate derivatives	866	655	211	954	749	205

Foreign exchange derivatives
Forward contracts	137	35	102	38	3	35
Swap contracts	277	1,772	(1,495)	120	622	(502)
Written options	—	—	—	—	1	(1)

Total foreign exchange derivatives	414	1,807	(1,393)	158	626	(468)

Credit derivatives
Swap contracts	5	—	5	—	—	—
Purchased options	90	14	76	39	45	(6)
Written options(6)	—	—	—	1	—	1

Total credit derivatives	95	14	81	40	45	(5)

Equity derivatives(2)	10	4	6	19	43	(24)

Other commodity derivatives(3)	—	—	—	35	43	(8)

Total held for ALM (4)	1,385	2,480	(1,095)	1,206	1,506	(300)

Total fair value	24,075	26,688	(2,613)	18,011	18,397	(386)
Less: effect of master netting agreements	(10,736)	(10,736)	—	(10,799)	(10,799)	—

	$13,339	$15,952	$(2,613)	$7,212	$7,598	$(386)

Average fair value of derivatives held for trading(7)
Interest rate derivatives	$6,559	$6,099	$460	$7,588	$7,065	$523
Foreign exchange derivatives	4,960	4,396	564	4,963	4,308	655
Credit derivatives	1,184	1,230	(46)	218	176	42
Equity derivatives	3,425	4,487	(1,062)	3,236	4,200	(964)
Precious metal derivatives	51	78	(27)	107	95	12
Other commodity derivatives	1,307	1,162	145	2,307	2,222	85

	$17,486	$17,452	$34	$18,419	$18,066	$353

(1)	Includes positive and negative fair values of $1.9 billion (2006: $1.5 billion) and $1.7 billion (2006: $1.6 billion), respectively, for exchange traded options.

(2)	Comprises swaps and options.

(3)	Comprises forwards, swaps and options.

(4)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 5 below) are reported as derivative instruments on the consolidated balance sheet.

(5)	Prior to 2007, only ALM derivatives carried at fair value were included in derivative instruments. These derivative instruments were carried at fair value because they were ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes as at October 31, 2006, included positive and negative fair values of $318 million and $439 million, respectively, in respect of derivative instruments held for economic hedging purposes. Commencing 2007, all derivatives are included in derivative instruments at fair value.

(6)	Reported as guarantees in Note 24.

(7)	Average fair value represents monthly averages.

CIBC Annual Accountability Report 2007	99

Notes to the Consolidated Financial Statements
Note 3 Acquisition of FirstCaribbean International Bank and Future Disposition
FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (“the Step 1 Acquisition”), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (“the Step 2 Acquisition”) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brand name of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%.
Proposed sale of some of our U.S. businesses
On November 2, 2007, we signed an agreement to sell our U.S. based investment banking, equities, leveraged finance and related debt capital markets businesses, our Israeli investment banking and equities businesses, and certain of our other U.S. capital markets-related businesses located in the U.K. and Asia (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). In consideration, Oppenheimer will provide us warrants for 1 million shares exercisable at the end of five years, and will pay us a deferred purchase price of at least US$25 million at the end of five years based on the earnings of the transferred businesses. We will provide indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     CIBC restricted share awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs as they vest.
     Pursuant to the agreement, CIBC will invest in a $100 million subordinated debenture issued by Oppenheimer and will provide certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.

100	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
     The transaction, which remains subject to regulatory approval, is expected to close in the first quarter of 2008.
     The transferred business contributed the following to our results over the past three years:

$ millions, for the year
ended October 31	2007	2006	2005

Net interest income	$6	$11	$8
Non-interest income	477	428	463

Total revenue	483	439	471
Non-interest expenses	464	488	544

Income (loss) before taxes and non-controlling interests	19	(49)	(73)
Income tax expense (benefit)	13	(15)	(26)

Net (loss) income	$6	$(34)	$(47)

Note 4 Securities

	Residual term to contractual maturity

									No specific
	Within 1 Year		1 to 5 Years		5 to 10 Years		Over 10 Years		maturity		2007 Total		2006 Total

	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value		Yield(1)

AFS/Investment securities(2)
Securities issued or guaranteed by:
Canadian federal government	$2,283	3.1%	$2,267	3.8%	$—	—%	$66	8.0%	$—	—%	$4,616	3.5%	$7,797		3.5%
Other Canadian governments	4	3.3	54	4.4	—	—	464	5.8	—	—	522	5.6	474		5.6
U.S. Treasury	539	4.5	236	4.7	3,696	3.6	—	—	—	—	4,471	3.8	4,682		3.6
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—	157		6.9
Other foreign governments	146	7.0	246	6.9	159	10.5	53	7.4	14	5.0	618	7.9	246		7.2
Mortgage-backed securities(3)	8	1.0	508	3.9	1	4.0	286	4.1	—	—	803	4.0	5,423		4.0
Asset-backed securities	3,394	5.3	229	4.7	37	4.9	38	6.1	—	—	3,698	5.3	1,110		5.7
Corporate debt	93	4.9	892	5.0	95	7.0	32	7.5	—	—	1,112	5.2	201		4.9
Private debt	22	10.3	23	12.0	4	17.0	77	6.7	2	8.0	128	8.6	446		8.2

Total debt securities	6,489		4,455		3,992		1,016		16		15,968		20,536	(4)

Corporate equity(5)	—	—	—	—	9	4.4	—	—	240	—	249	—	251		—
Private equity(6)	—	—	—	—	—	—	—	—	1,213	—	1,213	—	380		—

Total equity securities	—		—		9		—		1,453		1,462		631	(4)

Total AFS/Investment securities	$6,489		$4,455		$4,001		$1,016		$1,469		$17,430		$21,167

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,343		$2,549		$294		$439		$—		$4,625		$7,063
Other Canadian governments	242		781		823		599		—		2,445		2,461
U.S. Treasury and agencies	4,113		404		105		59		—		4,681		6,070
Other foreign governments	31		73		116		—		—		220		235
Mortgage-backed securities(7)	5		13		108		1,738		—		1,864		1,210
Asset-backed securities	39		51		307		1,542		—		1,939		2,165
Corporate debt	4,682		1,917		1,149		796		—		8,544		9,289
Corporate equity	—		—		—		4		34,457		34,461		33,838

Total trading securities	$10,455		$5,788		$2,902		$5,177		$34,457		$58,779		$62,331

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$156		$33		$88		$—		$—		$277		n/a
U.S. Treasury and agencies	—		139		—		—		—		139		n/a
Mortgage-backed securities(8)	1		9,473		—		88		—		9,562		n/a
Asset-backed securities	—		—		5		308		—		313		n/a

Total FVO securities	$157		$9,645		$93		$396		$—		$10,291		n/a

Total securities(9)	$17,101		$19,888		$6,996		$6,589		$35,926		$86,500		$83,498

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	As discussed in Note 1, as at November 1, 2006, investment securities amounting to $15,429 million (AFS value $15,391 million) and $5,738 million (fair value $5,799 million) were reclassified to AFS securities and FVO securities, respectively. The investment securities reclassified to AFS securities include private equities accounted for at cost. In addition, investment in limited partnerships of $615 million (AFS value $615 million) previously included in other assets were reclassified to AFS securities as at November 1, 2006.

(3)	Includes securities issued or guaranteed by government, having an amortized cost of $541 million and fair value of $540 million (2006: carrying and fair value $4.7 billion).

(4)	Fair value of $20,418 million and $931 million, respectively.

(5)	The fair value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(6)	Includes shares of Visa Inc. received in October 2007 in exchange for certain membership interests in Visa Canada and Visa International, pursuant to the global restructuring of Visa. These are all restricted shares.

(7)	Includes securities issued or guaranteed by government $133 million (2006: $33 million).

(8)	Includes securities issued or guaranteed by government $9.5 billion.

(9)	Includes securities denominated in U.S. dollars $29.0 billion (2006: $34.8 billion) and securities denominated in other foreign currencies $2.7 billion (2006: $3.1 billion).

n/a	Not appliciable due to the adoption of the new CICA financial instruments standards.

CIBC Annual Accountability Report 2007	101

Notes to the Consolidated Financial Statements
Fair Value of AFS/Investment Securities

$ millions, as at October 31	2007				2006
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
	cost	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$4,631	$11	$(26)	$4,616	$7,797	$20	$(6)	$7,811
Other Canadian governments	481	41	—	522	474	67	—	541
U.S. Treasury	4,619	—	(148)	4,471	4,682	—	(305)	4,377
Other U.S. agencies	—	—	—	—	157	10	—	167
Other foreign governments	618	—	—	618	246	19	—	265
Mortgage-backed securities(1)	807	1	(5)	803	5,423	12	(4)	5,431
Asset-backed securities	3,731	5	(38)	3,698	1,110	33	—	1,143
Corporate debt	1,107	6	(1)	1,112	201	2	—	203
Corporate equity(2)(3)	202	53	(4)	251	251	145	(2)	394
Private debt	108	20	—	128	446	35	(1)	480
Private equity(4)	1,213	460	(3)	1,670	380	182	(25)	537

	$17,517	$597	$(225)	$17,889	$21,167	$525	$(343)	$21,349

(1)	Includes securities issued or guaranteed by government, with an amortized cost of $541 million (2006: carrying value $4.7 billion) and a fair value of $540 million (2006: $4.7 billion).

(2)	2007 includes certain restricted securities with fair value exceeding book value by $2 million.

(3)	Includes certain securities hedged by forward sale contracts with maturities in November 2006. The unrealized gains related to these securities decreased by $40 million in 2006 as a result of these hedges.

(4)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.
For AFS/investment securities where the fair value is less than the amortized cost (2006: carrying value), the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2007						2006
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS/Investment securities
Securities issued or guaranteed by:
Canadian federal government	$2,331	$(25)	$1,861	$(1)	$4,192	$(26)	$3,795	$(5)	$1,056	$(1)	$4,851	$(6)
Other Canadian governments	55	—	4	—	59	—	29	—	—	—	29	—
U.S. Treasury	1	—	3,696	(148)	3,697	(148)	1	—	4,274	(305)	4,275	(305)
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—
Other foreign governments	—	—	—	—	—	—	11	—	—	—	11	—
Mortgage-backed securities	524	(3)	50	(2)	574	(5)	154	(2)	41	(2)	195	(4)
Asset-backed securities	66	(38)	15	—	81	(38)	19	—	—	—	19	—
Corporate debt	81	(1)	—	—	81	(1)	56	—	—	—	56	—
Corporate equity	118	(4)	—	—	118	(4)	—	—	19	(2)	19	(2)
Private debt	—	—	—	—	—	—	7	(1)	5	—	12	(1)
Private equity	23	(3)	—	—	23	(3)	43	(11)	45	(14)	88	(25)

	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)	$4,115	$(19)	$5,440	$(324)	$9,555	$(343)

As at October 31, 2007, the amortized cost (2006: carrying value) of 116 AFS securities (2006: 97 investment securities) exceeded their fair value by $225 million (2006: $343 million). The securities that have been in a gross unrealized loss position for more than a year include 38 securities (2006: 23 securities), with a gross unrealized loss of $151 million (2006: $324 million). We have determined that any unrealized losses on our AFS securities are temporary in nature.
     The following table presents realized gains, losses and impairment write-downs on AFS/investment securities:

$ millions, for the year ended October 31	2007	2006	2005

Realized gains	$637	$148	$725
Realized losses	(67)	(19)	(41)
Impairment write-downs
Debt securities	(17)	(11)	(6)
Equity securities	(32)	(47)	(77)

	$521	$71	$601

102	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2007					2006
	Gross	Specific	General	Total	Net	Gross	Specific	General	Total	Net
	amount	allowance	allowance	allowance	total	amount	allowance	allowance	allowance	total

Amortized cost
Residential mortgages	$91,664	$30	$11	$41	$91,623	$81,358	$13	$12	$25	$81,333
Personal(3)	29,213	207	368	575	28,638	28,052	245	380	625	27,427
Credit card	9,121	122	137	259	8,862	7,253	105	102	207	7,046
Business and government	31,074	194	374	568	30,506	26,763	179	406	585	26,178

	161,072	553	890	1,443	159,629	143,426	542	900	1,442	141,984
Designated at fair value
Business and government	3,025	—	—	—	3,025	n/a	n/a	n/a	n/a	n/a
Trading
Business and government	n/a	n/a	n/a	n/a	n/a	3,641	—	—	—	3,641

	$164,097	$553	$890	$1,443	$162,654	$147,067	$542	$900	$1,442	$145,625

(1)	Loans are net of unearned income of $161 million (2006: $113 million).

(2)	Includes gross loans of $14.2 billion (2006: $7.3 billion) denominated in U.S. dollars and of $2.8 billion (2006: $2.5 billion) denominated in other foreign currencies.

(3)	Includes $185 million (2006: $292 million), including a non-recourse portion of approximately $2 million (2006: $79 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $140 million (2006: $205 million) relate to individuals who are no longer employed by CIBC.

n/a	Not appliciable due to the adoption of the new CICA financial instruments standards.
Loan Maturities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	2007 Total

Residential mortgages	$9,206	$71,152	$9,128	$2,178	$91,664
Personal	13,271	14,989	608	345	29,213
Credit card	2,357	6,764	—	—	9,121
Business and government	15,240	10,552	6,697	1,610	34,099

	$40,074	$103,457	$16,433	$4,133	$164,097

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$39,861	$9,916	$1,249	$51,026
Floating interest rates		63,596	6,517	2,884	72,997

		$103,457	$16,433	$4,133	$124,023

Allowance for Credit Losses
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total Specific allowance
$ millions, as at or for the
year ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at beginning of year	$13	$18	$17	$245	$262	$237	$105	$101	$133	$181	$282	$416	$544	$663	$803
Provision for credit losses	6	6	7	280	341	378	294	238	283	51	27	88	631	612	756
Write-offs	(7)	(12)	(7)	(377)	(393)	(376)	(331)	(282)	(363)	(146)	(179)	(255)	(861)	(866)	(1,001)
Recoveries	—	—	—	26	21	23	55	47	60	66	50	41	147	118	124
Transfer from general(1)	—	—	—	5	11	—	—	—	—	—	—	—	5	11	—
Other(2)	18	1	1	28	3	—	(1)	1	(12)	42	1	(8)	87	6	(19)

Balance at end of year(3)	$30	$13	$18	$207	$245	$262	$122	$105	$101	$194	$181	$282	$553	$544	$663

(1) Related to student loan portfolio.

(2) Includes $117 million related to the FirstCaribbean acquisition during the year.

(3) Allowance on letters of credit (2007: nil; 2006: $2 million; 2005: $2 million) is included in other liabilities.

General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the year
ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at beginning of year	$12	$19	$22	$380	$349	$285	$102	$106	$209	$406	$501	$509	$900	$975	$1,025
Provision for (reversal of) credit losses	(6)	(7)	(3)	(15)	42	64	35	(4)	(103)	(42)	(95)	(8)	(28)	(64)	(50)
Transfer to specific(1)	—	—	—	(5)	(11)	—	—	—	—	—	—	—	(5)	(11)	—
Other(2)	5	—	—	8	—	—	—	—	—	10	—	—	23	—	—

Balance at end of year	$11	$12	$19	$368	$380	$349	$137	$102	$106	$374	$406	$501	$890	$900	$975

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition during the year.

CIBC Annual Accountability Report 2007	103

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31			2007			2006
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$219	$30	$189	$118	$13	$105
Personal(1)	274	207	67	268	245	23
Credit card(1)	—	122	(122)	—	105	(105)
Business and government	370	194	176	244	179	65

Total impaired loans(2)	$863	$553	$310	$630	$542	$88

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $908 million (2006: $811 million).
As at October 31, 2007, other past due loans totalled $60 million (2006: $45 million) all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
As at October 31, 2007, the interest entitlements on loans classified as impaired totalled $73 million (2006: $46 million; 2005: $64 million), of which $40 million (2006: $45 million; 2005: $58 million) were in Canada and $33 million (2006: $1 million; 2005: $6 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $62 million (2006: $56 million; 2005: $63 million), of which $51 million (2006: $56 million; 2005: $62 million) was in Canada and $11 million (2006: nil; 2005: $1 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2007	2006	2005

Interest income	$15,781	$13,269	$11,256
Interest expense	11,223	8,834	6,319

Net interest income	4,558	4,435	4,937
Provision for credit losses	603	548	706

Net interest income after provision for credit losses	$3,955	$3,887	$4,231

Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program. Beginning in 2006, we also started securitizing uninsured fixed-rate mortgages to a QSPE. Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages and recognize revenue as these services are provided.
Credit cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2007						2006	2005
	Residential		Commercial	Residential		Commercial		Residential
	mortgages		mortgages	mortgages		mortgages	Cards	mortgages	Cards

Securitized	$13,768	(1)	$357	$10,314	(1)	$380	$381	$10,178	$2,345	(2)
Sold(3)	7,017	(1)	357	7,826	(1)	380	381	7,876	2,345	(2)
Net cash proceeds	6,963		346	7,779		389	381	7,842	2,345
Retained interest(4)	111		—	127		—	32	170	210
Gain on sale, net of transaction costs	41		(1)	27		7	1	32	18

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.8		—	3.7		—	0.2	4.1	0.2
Prepayment/payment rate	11.0 – 39.0		—	11.0 – 39.0		—	43.0	12.0 – 39.0	43.9
Discount rate	4.0 – 4.9		—	3.5 – 4.8		—	9.0	2.6 – 4.2	9.0
Expected credit losses	0.0 – 0.1		—	0.0 – 0.1		—	3.5	—	3.7

(1)	Includes $249 million (2006: $1,158 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Net of $350 million related to the wind-down of a previous securitization.

(3)	Assets securitized and not sold are reported as FVO securities (2006 and 2005: investment securities) on the consolidated balance sheet and stated at fair value.

(4)	Retained interests arising from sale of securitized assets are reported as AFS securities (2006 and 2005: investment securities) on the consolidated balance sheet. Impairment write-down of retained interests for the year amounted to $2 million (2006: $31 million; 2005: $24 million).

104	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on retained interests	189	—	459

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds reinvested in revolving securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

2005	Proceeds from new securitizations	$7,842	$—	$2,345
	Proceeds reinvested in revolving securitizations	—	—	11,957
	Servicing fees received	37	2	46
	Other cash flows received on retained interests	142	—	271

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31	2007		2006
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of retained interests	$264 (1)	$317	$236	$336
Fair value of retained interests	267 (1)	320	247	341
Weighted-average remaining life (in years)	2.5	0.2	2.6	0.2
Prepayment/payment rate	7.0 – 36.0%	41.8% (2)	7.0 – 39.0%	43.0	%(2)
Impact on fair value of a 10% adverse change	(7)	(2)	(11)	(2)
Impact on fair value of a 20% adverse change	(15)	(3)	(21)	(4)
Expected credit losses	0.0 – 0.1%	3.4%	0.0 – 0.1%	3.5%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(6)	—	(6)
Residual cash flows discount rate (annual rate)	4.6 – 5.0%	6.5%	4.3 – 5.1%	9.0%
Impact on fair value of a 10% adverse change	(1)	—	(1)	—
Impact on fair value of a 20% adverse change	(2)	—	(2)	—

(1)	Includes $52 million of investment in one of our securitization vehicles, which has been excluded from the assumptions noted in the table.

(2)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2007		2006
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.1%	3.4%	0.0 – 0.1%	3.5%

CIBC Annual Accountability Report 2007	105

Notes to the Consolidated Financial Statements
The following table summarizes the loan principal, impaired and other past due loans and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2007			2006
	Total	Impaired		Total
	principal	and other		principal	Impaired and
	amount of	past due	Net	amount of	other past	Net
Type of loan	loans	loans	write-offs(1)	loans	due loans	write-offs(1)

Residential mortgages	$116,721	$235	$9	$101,254	$144	$13
Personal	29,213	312	351	28,052	284	372
Credit card	13,372	27	425	11,722	33	384
Business and government(2)	34,774	379	80	30,779	250	129

Total loans reported and securitized(3)	194,080	953	865	171,807	711	898

Less: loans securitized
Residential mortgages	25,057	3	2	19,896	3	1
Credit card	4,251	27	149	4,469	33	149
Business and government(2)	675	—	—	375	—	—

Total loans securitized	29,983	30	151	24,740	36	150

Total loans reported on the consolidated balance sheet	$164,097	$923	$714	$147,067	$675	$748

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment-grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
VIEs that are consolidated
Since we were considered the primary beneficiary of certain VIEs, we consolidated total assets and liabilities of approximately $64 million as at October 31, 2007 (2006: $83 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2007	2006

AFS securities	$10	$—
Investment securities	—	12
Trading securities	50	56
Residential mortgages	4	15

	$64	$83

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary of certain compensation trusts with assets of approximately $419 million (2006: $400 million) as represented by 4.1 million CIBC common shares as at October 31, 2007 (2006: 4.6 million CIBC common shares). However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs where we have a significant interest, but are not consolidated
We have significant interests in VIEs where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae) are among our holdings that are not considered significant interests in the entities.
     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $34.1 billion (2006: $24.7 billion).

$ billions, as at October 31	2007			2006
		Maximum			Maximum
	Total	exposure		Total	exposure
	assets	to loss		assets	to loss

CIBC sponsored multi-seller conduits	$16.4	$15.1	(1)	$14.4	$13.4	(1)
CIBC structured CDO vehicles	1.5	0.4		1.1	0.2	(2)
Third-party structured vehicles	4.4	1.8		3.8	1.5	(3)

(1)	Includes $0.3 billion (2006: $0.3 billion) of liquidity commitments that exceed the current size of the conduits.

(2)	Excludes $0.6 billion of exposure that is hedged with third parties.

(3)	Excludes $1.8 billion of exposure that is hedged with third parties.

106	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 7 Land, Buildings and Equipment

$ millions, as at October 31	2007			2006
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$224	$—	$224	$238
Buildings(3)	900	279	621	640
Computer equipment and software	2,219	1,733	486	419
Office furniture and other equipment	759	350	409	486
Leasehold improvements	599	361	238	249

	$4,701	$2,723	$1,978	$2,032

(1)	Includes $175 million (2006: $242 million) of work in progress not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $214 million (2006: $206 million; 2005: $214 million).

(3)	Land and buildings include amounts of $153 million (2006: $182 million) and $354 million (2006: $433 million), respectively, for which we are deemed to have ownership for accounting purposes.
Note 8 Goodwill and Other Intangible Assets
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, for the year ended October 31		Markets		Markets	and Other		Total

2007	Balance at beginning of year	$883		$56	$43		$982
	Acquisitions	1,061	(1)	10	—		1,071
	Adjustments(2)	(202)		(4)	—		(206)

	Balance at end of year	$1,742		$62	$43		$1,847

2006	Balance at beginning of year	$883		$57	$6		$946
	Acquisitions	—		—	37	(3)	37
	Adjustments(2)	—		(1)	—		(1)

	Balance at end of year	$883		$56	$43		$982

(1)	Includes the acquisition of FirstCaribbean (Note 3).

(2)	Includes foreign currency translation adjustments.

(3)	Includes the acquisition of the remaining non-controlling interest in INTRIA Items Inc. (INTRIA).
The components of other intangible assets are as follows:

$ millions, as at October 31	2007				2006
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization(1)	amount(2)	amount	amortization(1)	amount(2)

Finite-lived other intangible assets
Customer relationships	$123	$74	$49	$121	$65	$56
Core deposit intangibles(3)	231	27	204	—	—	—
Contract based(4)	51	33	18	50	30	20

	405	134	271	171	95	76

Indefinite-lived other intangible assets
Contract based(4)	116	—	116	116	—	116
Brandname(5)	19	—	19	—	—	—

	135	—	135	116	—	116

Total other intangible assets	$540	$134	$406	$287	$95	$192

(1)	Amortization of other intangible assets for the year amounted to $39 million (2006: $29 million; 2005: $12 million).

(2)	Includes foreign currency translation adjustments.

(3)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition (Note 3).

(4)	Includes certain contract-based assets purchased as part of the INTRIA acquisition.

(5)	Brandname was acquired as part of the FirstCaribbean acquisition (Note 3).
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions, as at October 31	2007

2008	$38
2009	36
2010	34
2011	32
2012	30

CIBC Annual Accountability Report 2007	107

Notes to the Consolidated Financial Statements
Note 9 Other Assets

$ millions, as at October 31	2007	2006

Accrued interest receivable	$1,177	$1,089
Accrued benefit asset (Note 21)	1,057	1,037
Brokers’ client accounts	620	594
Current income tax receivable	79	—
Future income tax asset (Note 22)	297	619
Other prepayments and deferred items	707	978
Investment in limited partnerships(1)	—	615
Equity-accounted investments	279	1,096
Cheques and other items in transit, net	512	1,189
Derivative collateral receivable	3,010	1,710
Derivatives held for ALM, not carried at fair value (Note 2)(2)	—	959
Accounts receivable	722	645
Other	467	426

	$8,927	$10,957

(1)	Classified as AFS securities under the new CICA financial instruments standards applicable from November 1, 2006. See Note 1 for further details.

(2)	As of November 1, 2006, classified as derivative instruments and carried at fair value. See Note 1 for additional details.
Note 10 Deposits(1)(2)

			Payable on a fixed date(3)
	Payable	Payable
	on	after	Within	1 to	2 to	3 to	4 to	Over	2007	2006
$ millions, as at October 31	demand(4)	notice(5)	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Personal	$5,885	$37,602	$31,930	$7,266	$4,306	$1,842	$1,984	$957	$91,772	$81,829
Business and government	24,613	7,030	74,246	7,078	2,500	2,181	4,990	3,240	125,878	107,468
Bank	1,609	4	10,612	1	1,018	—	—	778	14,022	13,594

	$32,107	$44,636	$116,788	$14,345	$7,824	$4,023	$6,974	$4,975	$231,672	$202,891

Comprises:
Held at amortized cost									$230,026	$202,891
Designated at fair value									1,646	n/a

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,354	$22,292
In foreign offices									2,374	395
Interest-bearing deposits
In domestic offices									151,000	129,657
In foreign offices									55,588	46,991
U.S. federal funds purchased									356	3,556

									$231,672	$202,891

(1)	Includes deposits of $62.6 billion (2006: $54.3 billion) denominated in U.S. dollars and deposits of $9.8 billion (2006: $11.2 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $690 million (2006: $477 million).

(3)	Include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(4)	Include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(5)	Include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts. n/a Not applicable due to the adoption of the new CICA financial instruments standards.
Note 11 Other Liabilities

$ millions, as at October 31	2007	2006

Accrued interest payable	$1,932	$2,243
Accrued benefit liability (Note 21)	890	872
Gold and silver certificates	223	47
Brokers’ client accounts	2,759	2,766
Derivative collateral payable	1,841	1,396
Deferred gain on sale of real estate properties(1)	28	47
Other deferred items	229	112
Negotiable instruments	1,213	1,824
Current income tax liability	339	188
Future income tax liability (Note 22)	42	—
Derivatives held for ALM, not carried at fair value (Note 2)(2)	—	1,053
Accounts payable and accrued expenses	1,628	1,539
Other	2,604	2,629

	$13,728	$14,716

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

(2)	As of November 1, 2006, classified as derivative instruments and carried at fair value. See Note 1 for additional details.

108	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Assets and Liabilities

$ millions, as at October 31	2007	2006

Assets
Debt securities	$24,318	$28,493
Equity securities	34,461	33,838

Total securities (Note 4)	58,779	62,331

Business and government loans	n/a	3,641	(1)
Derivative instruments (Note 14)	22,690	16,805

	$81,469	$82,777

Liabilities
Obligations related to securities sold short	$12,552	$12,716
Derivative instruments (Note 14)	24,208	16,891

	$36,760	$29,607

(1)	Trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.
(Loss) Income from Trading Activities

$ millions, for the year ended October 31	2007	2006	2005

Trading (loss) income consists of:
Interest income	$2,817	$2,525	$1,962
Interest expense	3,455	2,969	1,943

Net interest (expense) income	(638)	(444)	19
Non-interest income	328	1,129	801

	$(310)	$685	$820

Trading income by product line:
Interest rates	$318	$156	$198
Foreign exchange	190	163	169
Equities(1)	9	79	225
Commodities	26	39	31
Structured credit and other	(853)	248(2)	197(2)

	$(310)	$685	$820
-

(1)	Includes $2 million (2006: $28 million; 2005: $156 million) of non-controlling interests in VIEs.

(2)	Includes trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
•	Loans that were previously accounted for as trading including loans hedged by or hedging total return swaps and credit derivatives as well as secondary traded loans that are intended to be sold within six months.

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and related hedging derivatives and securities sold short.

CIBC Annual Accountability Report 2007	109

Notes to the Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2007

FVO assets
Debt securities	$10,291
Business and government loans	3,025

$13,316

FVO liabilities
Business and government deposits	$1,154
Bank deposits	492

$1,646

Economic hedging assets and liabilities of FVO financial instruments

$ millions, as at October 31	2007

Assets
Derivative instruments (Note 14)	$179

$179

Liabilities
Derivative instruments (Note 14)	$211
Obligations related to securities sold short	536

$747

FVO and Related Hedges Income

$ millions, for the year ended October 31	2007

Interest income	$620
Interest expense(1)	567

Net interest income	53

Non-interest income
FVO financial instruments	(70)
Economic hedges(2)	226

156

$209

(1)	Includes $17 million on obligations related to securities sold short hedging the FVO financial instruments.

(2)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above.
The undrawn credit exposure related to FVO loans is $53 million.
The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $68 million.
     The notional amount of the derivatives hedging the credit risk was $3.0 billion. The cumulative change in fair value of these derivatives attributable to changes in credit risk since the loans were first designated amounted to a gain of $70 million.
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of bonds issued by entities with similar characteristics.
Deposits designated at fair value
As at October 31, 2007, the carrying amount of FVO deposits was $14 million lower than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a gain of $7 million.
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the market value of CIBC’s deposits.
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2007
	Assets	Liabilities

Trading (Note 12)	$22,690	$24,208
Designated accounting hedges (Note 15)	625	347
Economic hedges(1)
Economic hedges of FVO financial assets and liabilities (Note 13)	179	211
Other economic hedges	581	1,922

	$24,075	$26,688

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.

110	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Certain swap contracts include an additional feature whereby the payer of the total return swap (party with the reference asset) has the right to sell the reference asset to CIBC at par at which point the contract terminates.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.

CIBC Annual Accountability Report 2007	111

Notes to the Consolidated Financial Statements
Notional Amounts

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional		2007		2006
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$31,067	$536	$952	$32,555	$30,248	$2,307	$29,834	$85
Swap contracts	171,652	325,147	112,745	609,544	437,411	172,133	466,316	130,536
Purchased options	6,591	18,778	15,512	40,881	40,706	175	31,844	2,785
Written options	10,378	13,808	9,760	33,946	30,652	3,294	43,222	2,583

	219,688	358,269	138,969	716,926	539,017	177,909	571,216	135,989

Exchange traded
Futures contracts	50,094	12,423	238	62,755	59,228	3,527	107,060	8,209
Purchased options	9,565	709	—	10,274	10,274	—	38,860	—
Written options	10,718	4,346	—	15,064	15,064	—	47,931	—

	70,377	17,478	238	88,093	84,566	3,527	193,851	8,209

Total interest rate derivatives	290,065	375,747	139,207	805,019	623,583	181,436	765,067	144,198

Foreign exchange derivatives
Over-the-counter
Forward contracts	74,465	3,072	719	78,256	59,581	18,675	54,897	8,098
Swap contracts	16,351	34,197	16,075	66,623	55,774	10,849	59,677	18,064
Purchased options	2,293	426	327	3,046	3,046	—	3,508	—
Written options	2,364	425	232	3,021	2,994	27	3,654	92

	95,473	38,120	17,353	150,946	121,395	29,551	121,736	26,254

Exchange traded
Futures contracts	2	—	—	2	2	—	—	—

Total foreign exchange derivatives	95,475	38,120	17,353	150,948	121,397	29,551	121,736	26,254

Credit derivatives
Over-the-counter
Swap contracts(1)	1,289	2,291	9,737	13,317	12,868	449	2,177	—
Purchased options	7,066	23,594	54,290	84,950	76,557	8,393	55,943	8,246
Written options(2)	2,012	21,720	43,551	67,283	67,180	103	59,585	184

Total credit derivatives	10,367	47,605	107,578	165,550	156,605	8,945	117,705	8,430

Equity derivatives(3)
Over-the-counter	31,005	9,129	1,266	41,400	41,112	288	42,829	379
Exchange traded	24,354	12,793	30	37,177	37,072	105	52,482	119

Total equity derivatives	55,359	21,922	1,296	78,577	78,184	393	95,311	498

Precious metal derivatives(3)
Over-the-counter	659	266	—	925	925	—	1,046	47
Exchange traded	3	—	—	3	3	—	32	2

Total precious metal derivatives	662	266	—	928	928	—	1,078	49

Other commodity derivatives(3)
Over-the-counter	7,720	8,352	576	16,648	16,648	—	23,447	92
Exchange traded	2,291	1,448	7	3,746	3,411	335	4,070	15

Total other commodity derivatives	10,011	9,800	583	20,394	20,059	335	27,517	107

	$461,939	$493,460	$266,017	$1,221,416	$1,000,756	$220,660	$1,128,414	$179,536

(1)	Comprises credit protection bought $2,797 million and credit protection sold $10,520 million.

(2)	ALM written options are reported as financial guarantees in Note 24.

(3)	Comprises forwards, futures, swaps and options.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.

112	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.
Credit Risk

$ millions, as at October 31					2007					2006
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward rate agreements	$9	$—	$9	$27	$12	$11	$1	$12	$13	$5
Swap contracts	5,197	864	6,061	9,252	2,073	6,428	933	7,361	10,617	2,217
Purchased options	535	2	537	863	189	645	20	665	860	211

	5,741	866	6,607	10,142	2,274	7,084	954	8,038	11,490	2,433

Foreign exchange derivatives
Forward contracts	2,127	137	2,264	2,974	847	511	38	549	1,161	384
Swap contracts	5,204	277	5,481	8,559	1,477	3,739	120	3,859	7,574	1,463
Purchased options	162	—	162	231	78	98	—	98	179	54

	7,493	414	7,907	11,764	2,402	4,348	158	4,506	8,914	1,901

Credit derivatives(1)
Swap contracts	77	—	77	1,484	635	48	—	48	263	114
Purchased options	4,333	—	4,333	13,148	5,722	93	—	93	6,948	3,013
Written options(3)	157	—	157	157	59	197	—	197	197	45

	4,567	—	4,567	14,789	6,416	338	—	338	7,408	3,172

Equity derivatives(4)	1,604	10	1,614	3,867	939	2,077	19	2,096	4,262	1,345

Precious metal derivatives(4)	48	—	48	80	21	83	—	83	117	51

Other commodity derivatives(4)	1,328	—	1,328	2,914	1,126	1,400	35	1,435	3,734	1,450

	20,781	1,290	22,071	43,556	13,178	15,330	1,166	16,496	35,925	10,352
Less: effect of master netting agreements	(10,736)	—	(10,736)	(18,175)	(4,672)	(10,799)	—	(10,799)	(18,962)	(5,222)

	$10,045	$1,290	$11,335	$25,381	$8,506	$4,531	$1,166	$5,697	$16,963	$5,130

(1)	ALM credit derivatives with a replacement cost of $95 million (2006: $40 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above. In addition, exchange traded instruments with a replacement cost of $1,910 million (2006: $1,475 million) are excluded in accordance with the guidelines of OSFI.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $1,667 million (2006: $1,373 million). The collateral comprises cash $1,398 million (2006: $1,278 million), government securities $173 million (2006: $80 million) and other instruments $96 million (2006: $15 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

CIBC Annual Accountability Report 2007	113

Notes to the Consolidated Financial Statements
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2007

Fair value hedges(1)	$(18)
Cash flow hedges(2)	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the consolidated statement of operations and are not significant for the year ended October 31, 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2007
	Derivatives	Carrying value
	Notional
	amount	Positive	Negative

Fair value hedges	$72,601	$346	$344
Cash flow hedges	4,193	155	2
NIFO hedges	4,924	124	1

	$81,718	$625	$347

In addition, foreign currency denominated deposit liabilities of $163 million and $13,223 million have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31												2007	2006
				Earliest date redeemable
				At greater of Canada			Denominated in			Par		Carrying	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		foreign currency			value		value(2)	value(2)

Floating	(3)	August 14, 2012			August 14, 2007		US$	300 million		$—		$—	$337
4.75	(4)	January 21, 2013		January 20, 2003	January 21, 2008					250		249	250
5.89	(4)	February 26, 2013		February 26, 1998	February 26, 2008					89	(5)	89	120
4.25	(4)	June 1, 2014		May 6, 2004	June 1, 2009					750		747	750
4.50	(4)	October 15, 2014		September 14, 2004	October 15, 2009					500		496	500
9.65		October 31, 2014		November 1, 1999						250		322	250
Floating	(6)	March 10, 2015			March 10, 2010		US$	200 million		188		188	—
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010					1,300		1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011					1,080	(7)	1,068	1,300
Fixed	(9)	March 23, 2017			September 23, 2012	(9)	TT$195 million			30		30	—
Floating	(10)	June 22, 2017			June 22, 2012		€ 200 million			274		274	—
8.70		May 25, 2029	(8)							25		37	25
11.60		January 7, 2031		January 7, 1996						200		200	200
10.80		May 15, 2031		May 15, 2021						150		150	150
8.70		May 25, 2032	(8)							25		36	25
8.70		May 25, 2033(8)								25		36	25
8.70		May 25, 2035	(8)							25		37	25
Floating	(11)	July 31, 2084			July 27, 1990		US$	198 million	(12)	187		187	222
Floating	(13)	August 31, 2085			August 20, 1991		US$	103 million		98		98	116

										$5,446		$5,544	$5,595
Subordinated debt held for trading purposes										(18)		(18)	—

										$5,428		$5,526	$5,595

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Beginning November 1, 2006, pursuant to adoption of the financial instruments standards, the carrying value of fair value hedged subordinated indebtedness includes a basis adjustment. Refer to Note 1 for additional details on the basis adjustment. Prior to November 1, 2006, the carrying value was the same as the par value.

(3)	Redeemed for cash on August 14, 2007. Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$LIBOR plus 1.35%.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(5)	On August 27, 2007, pursuant to our offer, the holders of $31 million of debentures elected to convert their holdings to deposit notes issued by CIBC.

(6)	Issued by FirstCaribbean. Interest rate is based on the three-month US$LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US $LIBOR plus 1.95%.

(7)	$220 million of this issue was repurchased for cash during the year.

(8)	Not redeemable prior to maturity date.

(9)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after, September 23, 2012 by repaying the principal amount plus a penalty of 0.5% of the principal amount of the notes being redeemed.

(10)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(11)	Interest rate is based on the six-month US$LIBOR plus 0.25%.

(12)	US$18 million of this issue was repurchased for cash during 2006.

(13)	Interest rate is based on the six-month US$LIBOR plus 0.125%.

114	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2007

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,526

$5,526

Note 17 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Outstanding Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2007						2006							2005

	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding				Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares		Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities

Series 19	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24	8,000,000		$200		$10		$1.24
Series 20	—	—		—		—	—	—		—		—	—		—		6		US 1.29
Series 21	—	—		—		—	—	—		—		—	—		—		9		1.13
Series 22	—	—		—		—	—	—		—		—	—		—		6		US 1.18
Series 23	16,000,000	400		21		1.33	16,000,000	400		21		1.33	16,000,000		400		21		1.33

		600		31				600		31					600		52

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000		$300		$16		$1.38
Series 24	—	—		6		0.38	16,000,000	400		24		1.50	16,000,000		400		24		1.50
Series 25	—	—		18		1.13	16,000,000	400		24		1.50	16,000,000		400		24		1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000		250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000		300		17		1.40
Series 28(1)	2,500	—	(2)	—	(2)	0.08	3,058	—	(2)	—	(2)	0.08	17,658	(3)	—	(2)	—	(2)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342		331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000		400		12		0.77
Series 31	18,000,000	450		21		1.13	—	—		—		—	—		—		—		—
Series 32	12,000,000	300		10		0.80	—	—		—		—	—		—		—		—

		2,331		139				2,381		132					2,381		125

Total preferred shares		$2,931		$170				$2,981		$163					$2,981		$177

Common shares(4)	334,988,579	$3,137		$1,044		$3.11	335,976,647	$3,045		$924		$2.76	334,007,626		$2,952		$902		$2.66

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 558 (2006: 14,600) shares under this offer.

(2)	Due to rounding.

(3)	Over the course of 2005, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

(4)	Includes treasury shares.

CIBC Annual Accountability Report 2007	115

Notes to the Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table. Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.02		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

Series 31	$0.293750		January 31, 2012	$26.00	not convertible	not convertible
			January 31, 2013	25.75
			January 31, 2014	25.50
			January 31, 2015	25.25
			January 31, 2016	25.00

Series 32	$0.281250		April 30, 2012	$26.00	not convertible	not convertible
			April 30, 2013	25.75
			April 30, 2014	25.50
			April 30, 2015	25.25
			April 30, 2016	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
Common shares repurchased
On April 30, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a normal course issuer bid. Purchases under the bid commenced on May 2, 2007 and concluded on October 31, 2007. Under this bid, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     Subsequent to year-end, on November 9, 2007 the TSX accepted our notice of intention to commence a new normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares.
     During 2005, we repurchased 16.2 million common shares at an average price of $72.64 for a total amount of $1.2 billion. No shares were repurchased during 2006.

116	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Shares reserved for issue
As at October 31, 2007, 15,753,852 common shares (2006: 17,677,700) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and the lesser of the general allowance for credit losses or 0.875% of risk-weighted assets.
     Our capital ratios and assets-to-capital multiple were as follows:

$ millions, as at October 31	2007		2006

Tier 1 capital	$12,379		$11,935
Total regulatory capital	17,758		16,583
Risk-weighted assets	127,424		114,780
Tier 1 capital ratio	9.7%		10.4%
Total capital ratio	13.9%		14.5%
Assets-to-capital multiple	19.0	x	18.0	x

Basel II
In 2004, the Basel Committee on Banking Supervision issued new rules for the calculation of regulatory capital, which are effective from November 1, 2007 onwards. For further details, see the “Management of Risk” section in the MD&A.
Note 18 Accumulated Other Comprehensive Income

$ millions, as at October 31	2007		2006

Foreign currency translation adjustments	$(1,087)		$(442)
Net unrealized losses on AFS securities	(66	)(1)	n/a
Net gains on cash flow hedges	61	(2)	n/a

	$(1,092)		$(442)

(1)	Includes $127 million of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $11 million, deferred in AOCI, as at October 31, 2007, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to six years thereafter.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

CIBC Annual Accountability Report 2007	117

Notes to the Consolidated Financial Statements
Note 19 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage our interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

Based on earlier of maturity or repricing date of interest-sensitive instruments

		Immediately	Within	3 to 12	1 to 5	Over	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	5 years	rate sensitive	Total

2007	Assets
	Cash and deposits with banks	$226	$7,859	$4,318	$237	$—	$1,107	$13,747
	Effective yield		4.99%	5.25%	5.24%	—
	AFS securities	792	5,507	1,064	3,989	4,609	1,469	17,430
	Effective yield		4.46%	4.48%	4.32%	4.20%
	Trading securities	3,087	9,421	2,404	4,783	4,609	34,475	58,779
	Effective yield		4.93%	4.66%	4.61%	5.29%
	FVO securities	—	184	168	9,708	231	—	10,291
	Effective yield		6.37%	4.20%	4.36%	5.70%
	Securities borrowed or purchased under resale agreements	—	30,089	3,931	—	—	—	34,020
	Effective yield		4.48%	4.44%	—	—
	Loans	94,256	13,107	13,458	35,048	4,149	2,636	162,654
	Effective yield		6.40%	5.41%	5.38%	5.74%
	Other	—	27,341	—	—	—	17,916	45,257
	Structural assumptions	(5,952)	1,229	3,546	2,978	—	(1,801)	—

	Total assets	$92,409	$94,737	$28,889	$56,743	$13,598	$55,802	$342,178

	Liabilities and shareholders’ equity
	Deposits	$70,041	$85,827	$31,561	$16,504	$2,918	$24,821	$231,672
	Effective yield		4.52%	4.10%	3.84%	4.19%
	Obligations related to securities sold short	—	202	464	4,306	4,211	3,954	13,137
	Effective yield		5.32%	4.26%	4.13%	4.39%
	Obligations related to securities lent or sold under repurchase agreements	679	28,191	74	—	—	—	28,944
	Effective yield		4.37%	4.05%	—	—
	Subordinated indebtedness	—	897	170	3,641	818	—	5,526
	Effective yield		5.11%	5.78%	4.22%	10.17%
	Preferred share liabilities	—	29	19	552	—	—	600
	Effective yield		5.18%	5.18%	5.18%	—
	Other	—	28,908	23	308	1,999	31,061	62,299
	Structural assumptions	(7,426)	6,296	18,173	15,263	—	(32,306)	—

	Total liabilities and shareholders’ equity	$63,294	$150,350	$50,484	$40,574	$9,946	$27,530	$342,178

	On-balance sheet gap	$29,115	$(55,613)	$(21,595)	$16,169	$3,652	$28,272	$—
	Off-balance sheet gap(1)	—	2,396	10,865	(6,229)	(7,032)	—	—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—
	Total cumulative gap	$29,115	$(24,102)	$(34,832)	$(24,892)	$(28,272)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$32,204	$(45,884)	$(20,013)	$14,032	$(2,529)	$22,190	$—
	Foreign currencies	(3,089)	(9,729)	(1,582)	2,137	6,181	6,082	—

	Total on-balance sheet gap	29,115	(55,613)	(21,595)	16,169	3,652	28,272	—

	Off-balance sheet gap(1)
	Canadian currency	—	(1,210)	8,660	(6,392)	(1,058)	—	—
	Foreign currencies	—	3,606	2,205	163	(5,974)	—	—

	Total off-balance sheet gap	—	2,396	10,865	(6,229)	(7,032)	—	—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—

2006	Gap by currency
	On-balance sheet gap
	Canadian currency	$37,108	$(34,709)	$(24,012)	$8,754	$(3,668)	$16,527	$—
	Foreign currencies	(7,360)	(15,907)	(1,487)	1,853	9,853	13,048	—

	Total on-balance sheet gap	29,748	(50,616)	(25,499)	10,607	6,185	29,575	—

	Off-balance sheet gap
	Canadian currency	—	(23,923)	25,988	(2,356)	291	—	—
	Foreign currencies	—	(203)	9,595	(441)	(8,951)	—	—

	Total off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—
	Total cumulative gap	$29,748	$(44,994)	$(34,910)	$(27,100)	$(29,575)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

118	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 20 Stock-based Compensation
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2007 has been estimated at $14.11 (2006: $9.85; 2005: $9.56) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2007	2006	2005

Weighted-average assumptions
Risk-free interest rate	4.09%	4.20%	4.13%
Expected dividend yield	3.91%	4.88%	4.84%
Expected share price volatility	18.65%	19.50%	20.13%
Expected life	6 years	6 years	7 years

Compensation expense in respect of stock options and SARs totalled $20 million in 2007 (2006: $30 million; 2005: $5 million). A liability in respect of SARs is recorded in other liabilities and totalled $50 million as at October 31, 2007 (2006: $66 million; 2005: $63 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market. Our contribution is expensed as incurred and totalled $30 million in 2007 (2006: $28 million; 2005: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares. Additionally, RSAs may be awarded as special grants. The funding for these awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years. The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant. Compensation expense in respect of RSAs totalled $240 million in 2007 (2006: $235 million; 2005: $244 million).
Other restricted share plans
In the past, grants were made under two other restricted share programs, specifically the Stock Participation Plan (SPP) and Special Incentive Program (SIP). The final SPP grants were made in respect of 2004. SIP award units were granted only once, in 2000.
     Under both programs, certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     SPP awards vested at the end of three years and the common shares held in the trust were distributed after vesting. SPP awards granted in prior years were fully vested as at October 31, 2007.
     Compensation expense net of forfeitures in respect of both plans was nil for 2007 (2006: $(3) million; 2005: $(5) million).
Performance Share Unit Program
Under the Performance Share Unit (PSU) program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major

CIBC Annual Accountability Report 2007	119

Notes to the Consolidated Financial Statements
Canadian banks. Compensation expense in respect of PSUs totalled $9 million in 2007 (2006: $11 million; 2005: $5 million). A liability in respect of PSUs is recorded in other liabilities and totalled $24 million as at October 31, 2007 (2006: $16 million; 2005: $5 million).
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
     The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled $3 million (2006: $3 million; 2005: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $8 million as at October 31, 2007 (2006: $8 million; 2005: $6 million).
Stock Option Plans

As at or for the year ended October 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	8,934,231	$47.84	10,992,741	$45.28	13,424,875	$41.96
Granted	419,418	96.32	419,658	76.49	976,813	72.27
Exercised	(1,753,648)	43.43	(2,262,168)	40.84	(2,866,907)	40.62
Forfeited/cancelled	(193,318)	58.84	(111,376)	58.32	(129,181)	49.77
Exercised as SARs	(170,200)	39.22	(104,624)	34.29	(412,859)	31.92

Outstanding at end of year	7,236,483	$51.63	8,934,231	$47.84	10,992,741	$45.28

Exercisable at end of year	6,060,063	$45.85	7,367,737	$44.05	8,593,165	$41.87

Available for grant	8,517,369		8,743,469		9,051,751

Stock Options Outstanding and Vested

As at October 31, 2007	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$31.70 – $39.85	2,391,068	1.85	$38.01	2,391,068	$38.01	589,955
$40.35 – $49.94	1,795,808	3.58	43.51	1,795,808	43.51	203,150
$50.33 – $57.19	1,488,283	3.90	54.19	1,488,283	54.19	—
$65.59 – $69.68	7,761	6.48	67.71	3,999	68.67	—
$70.00 – $74.62	798,201	7.34	72.08	302,708	72.52	—
$75.80 – $84.69	344,482	8.11	76.31	78,197	76.36	—
$96.25 – $102.07	410,880	9.12	96.32	—	—	—

	7,236,483	4.02	$51.63	6,060,063	$45.85	793,105

Note 21 Employee Future Benefits
We sponsor pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

120	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2007	2006	2005	2007	2006	2005

Accrued benefit obligation
Balance at beginning of year	$3,760	$3,577	$2,956	$942	$947	$788
Adjustment for inclusion of FirstCaribbean plans	196	—	—	5	—	—
Current service cost	141	123	94	17	32	24
Employee contributions	7	7	7	—	—	—
Interest cost on accrued benefit obligation	211	191	186	40	46	46
Benefits paid	(193)	(197)	(161)	(52)	(50)	(50)
Foreign exchange rate changes	(47)	(1)	(21)	(4)	(1)	(2)
Actuarial losses (gains)	16	65	475	(29)	(32)	143
Net transfer out	—	(7)	—	—	—	—
Plan amendments	(48)	2	25	(152)	—	(2)
Curtailment loss	—	—	16	—	—	—

Balance at end of year	$4,043	$3,760	$3,577	$767	$942	$947

Plan assets
Fair value at beginning of year	$3,683	$3,290	$2,826	$80	$100	$121
Adjustment for inclusion of FirstCaribbean plans	287	—	—	—	—	—
Actual return on plan assets	256	317	405	—	5	11
Employer contributions	139	274	231	31	25	18
Employee contributions	7	7	7	—	—	—
Benefits paid	(193)	(197)	(161)	(52)	(50)	(50)
Foreign exchange rate changes	(58)	(1)	(18)	—	—	—
Net transfer out	—	(7)	—	—	—	—

Fair value at end of year	$4,121	$3,683	$3,290	$59	$80	$100

Funded status (deficit)	$78	$(77)	$(287)	$(708)	$(862)	$(847)
Unamortized net actuarial losses	825	906	1,053	171	209	252
Unamortized past service costs (gains)	9	65	71	(191)	(59)	(67)
Unamortized transitional asset	—	—	—	2	2	3

Accrued benefit asset (liability)	912	894	837	(726)	(710)	(659)
Valuation allowance	(19)	(19)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$893	$875	$820	$(726)	$(710)	$(659)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2007	2006	2005	2007	2006	2005

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,057	$1,037	$977	$—	$—	$—
Other liabilities (Note 11)	(164)	(162)	(157)	(726)	(710)	(659)

Accrued benefit asset (liability), net of valuation allowance	$893	$875	$820	$(726)	$(710)	$(659)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2007	2006	2005	2007	2006	2005

Accrued benefit obligation
Unfunded plans	$189	$182	$168	$621	$765	$751
Funded plans	132	262	3,396	146	177	196

	321	444	3,564	767	942	947
Fair value of plan assets	117	240	3,259	59	80	100

Funded status (deficit)	$(204)	$(204)	$(305)	$(708)	$(862)	$(847)

CIBC Annual Accountability Report 2007	121

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2007		2006		2005		2007		2006		2005

Current service cost	$141		$123		$94		$17		$32		$24
Interest cost on accrued benefit obligation	211		191		186		40		46		46
Actual return on plan assets	(256)		(317)		(405)		—		(5)		(11)
Plan amendments	(48)		2		25		(152)		—		(2)
Actuarial losses (gains)	16		65		475		(29)		(32)		143
Curtailment losses	—		—		17		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$64		$64		$392		$(124)		$41		$200

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$9	(1)	$114	(1)	$216	(1)	$(4)	(2)	$—	(2)	$4	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	58	(3)	33	(3)	(418	)(3)	37	(4)	43	(4)	(135	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	54	(5)	6	(5)	(18	)(5)	132	(6)	(7	)(6)	(5	)(6)

	121		153		(220)		165		36		(136)
Change in valuation allowance	—		2		1		—		—		—

Defined benefit plan expense recognized	$185		$219		$173		$41		$77		$64

(1)	Expected return on plan assets of $247 million (2006: $203 million; 2005: $189 million), subtracted from actual return on plan assets of $256 million (2006: $317 million; 2005: $405 million).

(2)	Expected return on plan assets of $4 million (2006: $5 million; 2005: $7 million), subtracted from actual return on plan assets of nil (2006: $5 million; 2005: $11 million).

(3)	Actuarial (gains) losses amortized of $74 million (2006: $98 million; 2005: $57 million), less actual actuarial (gains) losses incurred of $16 million (2006: $65 million; 2005: $475 million).

(4)	Actuarial (gains) losses amortized of $8 million (2006: $11 million; 2005: $8 million), less actual actuarial (gains) losses incurred of $(29) million (2006: $(32) million; 2005: $143 million).

(5)	Amortization of plan amendments of $6 million (2006: $8 million; 2005: $7 million), less actual plan amendments of $(48) million (2006: $2 million; 2005: $25 million).

(6)	Amortization of plan amendments of $(20) million (2006: $(7) million; 2005: $(7) million), less actual plan amendments of $(152) million (2006: nil; 2005: $(2) million).
Benefit changes
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established in 2009, when the plan changes are implemented. Any future increases in medical and dental benefit costs for this group of retirees will be borne by the retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. This amendment resulted in a reduction in liability.
2006 and 2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2006 or 2005.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Actual allocation		Target	Actual allocation		Target
	as at October 31		allocation	as at October 31		allocation
Asset category	2007	2006	2008	2007	2006	2008

Equity securities(1)	53%	53%	50%	20%	29%	10%
Debt securities(1)	42	42	42	80	71	90
Real estate	5	5	4	—	—	—
Infrastructure(2)	—	—	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $21 million (2006: $7 million), representing 0.6% of total plan assets (2006: 0.2%). Other benefit plans do not include any CIBC securities.

(2)	Consists of investments in essential public assets, including transportation, communications, energy, education and health-care projects.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

122	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
     In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

		Pension benefit plans			Other benefit plans

Weighted-average assumptions	2007	2006	2005	2007	2006	2005

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.6%	5.3%	5.2%	5.5%	5.1%	5.1%
Rate of compensation increase	3.6%	3.5%	3.5%	3.5%	3.5%	3.2%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	5.3%	5.2%	6.2%	5.1%	5.1%	6.0%
Expected long-term rate of return on plan assets	6.5%	6.5%	7.0%	5.5%	6.0%	6.5%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%	3.2%	3.2%

The assumed health-care cost trend rates are as follows:

For the year ended October 31	2007	2006	2005

Health-care cost trend rates assumed for next year	6.8%	10.0%	7.8%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2014	2014	2012

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

		One percentage-point increase			One percentage-point decrease

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005

Effect on total benefit plan expense	$5	$11	$13	$(4)	$(8)	$(12)
Effect on accrued benefit obligation	60	111	125	(49)	(79)	(97)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for the defined contribution plan is as follows:

$ millions, for the year ended October 31	2007	2006	2005

Defined contribution pension plans	$20	$15	$14
Government pension plans(1)	76	74	75

	$96	$89	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans				Total

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005

Defined benefit plans	$64	$66	$393	$(124)	$41	$200	$(60)	$107	$593
Defined contribution and other plans	96	89	89	—	—	—	96	89	89

	$160	$155	$482	$(124)	$41	$200	$36	$196	$682

Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2006. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2009. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004. Total cash contributions for employee future benefit plans consist of:

		Pension benefit plans			Other benefit plans

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005

Funded plans	$128	$263	$223	$—	$—	$3
Beneficiaries of unfunded plans	11	11	8	31	25	15
Defined contribution pension plans	20	15	14	—	—	—

	$159	$289	$245	$31	$25	$18

CIBC Annual Accountability Report 2007	123

Notes to the Consolidated Financial Statements
The minimum contributions for 2008 are anticipated to be $25 million for defined benefit pension plans and $35 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

	Pension benefit	Other benefit
$ millions	plans	plans

2008	$179	$61
2009	186	60
2010	193	60
2011	201	60
2012	211	60
2013— 2017	1,228	300

Note 22 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2007		2006	2005

Consolidated statement of operations
Provision for income taxes — Current	$178		$284	$537
— Future	346		356	252

	524		640	789

Consolidated statement of changes in shareholders’ equity
OCI	1,059		268	(120)
Accounting policy changes	(4	)(1)	—	11 (2)
Other	(18)		(5)	(11)

	1,037		263	(120)

	$1,561		$903	$669

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional information.

(2)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities”.
Components of Income Tax

$ millions, for the year ended October 31	2007	2006	2005

Current income taxes
Federal	$799	$357	$192
Provincial	400	192	107
Foreign	8	(14)	162

	1,207	535	461

Future income taxes
Federal	147	81	23
Provincial	68	36	12
Foreign	139	251	173

	354	368	208

	$1,561	$903	$669

Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $302 million (2006: $567 million; 2005: $420 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 34.8% (2006: 34.8%; 2005: 35.0%) as set out in the following table:

124	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Reconciliation of Income Taxes

$ millions, for the year ended October 31		2007		2006		2005

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,340	34.8%	$1,155	34.8%	$324	35.0%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(402)	(10.4)	(267)	(8.1)	(159)	(17.2)
Tax-exempt income	(197)	(5.1)	(150)	(4.5)	(124)	(13.4)
Tax-exempt gains	(70)	(1.8)	(2)	(0.1)	(43)	(4.7)
Non-controlling interest portion of VIE income	(2)	(0.1)	(10)	(0.2)	(55)	(5.9)
Net realized foreign exchange gains on investments in foreign operations	22	0.6	31	0.9	203	21.9
Non-tax effected litigation provisions	(25)	(0.7)	9	0.3	699	75.4
Other	(142)	(3.7)	(126)	(3.8)	(56)	(6.0)

Income taxes in the consolidated statement of operations	$524	13.6%	$640	19.3%	$789	85.1%

In 2007, the repatriation of capital and retained earnings from our foreign operations resulted in a $22 million (2006: $47 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the “Foreign currency translation adjustments” component of AOCI.
     In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. There continues to be significant uncertainty associated with the ultimate tax benefits to be realized on the settlements. In 2005, the repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     Included in the tax loss carryforwards amount is a $74 million (2006: $128 million) future tax asset related to Canadian capital losses, which have no expiry date.
Sources of Future Income Tax Balances

$ millions, as at October 31	2007	2006

Future income tax assets
Tax loss carryforwards	$342	$649
Provisions	312	398
Allowance for credit losses	344	380
Unearned income	93	83
Buildings and equipment	40	57
Pension and employee benefits	25	24
Securities revaluation	83	—
Other	43	60

	1,282	1,651
Valuation allowance (VA)	(80)	(107)

	1,202	1,544

Future income tax liabilities
Lease receivables	510	631
Pension and employee benefits	71	82
Buildings and equipment	57	60
Goodwill	59	55
Securities revaluation	86	34
Foreign currency	48	14
Other	116	49

	947	925

Net future income tax asset net of VA	$255	$619

$ millions, as at October 31	2007	2006

Net future income tax asset net of VA recorded in:
Other assets (Note 9)	$297	$619
Other liabilities (Note 11)	(42)	—

	$255	$619

Note 23 Earnings (Loss) per Share

$ millions, except per share amounts, for the year ended October 31	2007	2006	2005

Basic EPS
Net income (loss)	$3,296	$2,646	$(32)
Preferred share dividends and premiums	(171)	(132)	(125)

Net income (loss) applicable to common shares	$3,125	$2,514	$(157)

Weighted-average common shares outstanding (thousands)	336,092	335,135	339,263

Basic EPS	$9.30	$7.50	$(0.46)

Diluted EPS
Net income (loss) applicable to common shares	$3,125	$2,514	$(157)

Weighted-average common shares outstanding (thousands)	336,092	335,135	339,263
Add: stock options potentially exercisable(1) (thousands)	3,224	3,225	3,646

Weighted-average diluted common shares outstanding(2) (thousands)	339,316	338,360	342,909

Diluted EPS(3)	$9.21	$7.43	$(0.46)

(1)	Excludes average options outstanding of 4,565 with a weighted-average exercise price of $100.45; average options outstanding of 9,894 with a weighted-average exercise price of $84.69; and average options outstanding of 460,560 with a weighted-average exercise price of $73.08 for the years ended October 31, 2007, 2006 and 2005, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60 for the year ended October 31, 2005 as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

CIBC Annual Accountability Report 2007	125

Notes to the Consolidated Financial Statements
Note 24 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit, that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
Credit-related Arrangements

	Contract amounts
$ millions, as at October 31	2007	2006

Securities lending(1)(2)	$69,221	$61,593
Unutilized credit commitments(3)	40,735	39,267
Backstop liquidity facilities	17,278	16,733
Standby and performance letters of credit	6,353	6,094
ALM credit derivatives written options(4)	103	184
Documentary and commercial letters of credit	169	90
Other	353	374

	$134,212	$124,335

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $4.9 billion (2006: $5.4 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.1 billion (2006: $28.4 billion), of which $18.5 billion (2006: $14.8 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the business requirements of clients, as well as undrawn commitments in our mortgage business. These lines are subject to review at least annually, and may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Franchise Trust, Franchise Trust II, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
Lease Commitments(1)(2)(3)(4)

$ millions, as at October 31, 2007

2008	$277
2009	256
2010	237
2011	206
2012	174
2013 and thereafter	1,192

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $357 million (2006: $337 million; 2005: $409 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $35 million in 2008, $26 million in 2009, $25 million in 2010, $21 million in 2011, $20 million in 2012 and $205 million in 2013 and thereafter.

(3)	We sublet some of our premises and expect to receive $47 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $28 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

126	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $299 million as at October 31, 2007 (2006: $355 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

$ millions, as at October 31	2007	2006
	Maximum	Maximum
	potential future	potential future
	payment(1)	payment(1)

Securities lending with indemnification(2)	$43,287	$37,921
Standby and performance letters of credit	6,353	6,094
Credit derivatives written options	67,283	59,769
Other derivative written options	See narrative	See narrative
Other indemnification agreements	See narrative	See narrative

(1)	The total collateral available relating to these guarantees was $53.7 billion (2006: $48.9 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2007, we had a liability of $4.0 billion (including credit derivatives written options of $4.0 billion) (2006: $43 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative written options). For other derivative written options, we had a liability of $5.6 billion (2006: $5.4 billion), including $631 million (2006: $16 million) related to total return swaps. For total return swaps with notional amount of approximately $6.5 billion (2006: $3.8 billion) and a fair value of approximately $(470) million (2006: $6 million), we can be called upon to purchase the reference assets at par with the simultaneous termination of the swap contracts. See narrative for additional details on other derivative written options.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities, and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the credit worthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts are generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2007.

CIBC Annual Accountability Report 2007	127

Notes to the Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2007	2006

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$27	$—
Securities	24,648	23,775
Other assets	3,010	1,710

	27,685	25,485

Client assets
Collateral received and available for sale or repledged(1)	106,216	89,825
Not sold or repledged	16,307	5,978

	89,909	83,847

	$117,594	$109,332

Uses of pledged assets and collateral
Securities lent(2)	$69,221	$61,593
Obligations related to securities lent or sold under repurchase agreements	28,944	30,433
Obligations related to securities sold short	13,137	13,788
Margins for exchange traded futures and options, and collateralized derivative transactions	5,543	2,443
Foreign governments and central banks(3)	181	547
Clearing systems, payment systems and depositories(3)	568	528

	$117,594	$109,332

(1)	Includes the full contract amount totalling $54.3 billion (2006: $47.2 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
In 2005, CIBC recorded a provision (included within “Non-interest expenses — other”) of $2.83 billion pre-tax ($2.53 billion after-tax) to cover two large Enron-related settlements and to reserve against a number of additional Enron-related actions pending at the time. Since 2005, the vast majority of those additional Enron-related actions have been finally resolved or settled in principle, and any likely exposure from remaining Enron-related actions is not expected to exceed the current reserve.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. In 2005, we accrued $108 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.

128	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 25 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2007				2006
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$248,476	$43,439	$37,105	$329,020	$213,546	$47,265	$29,010	$289,821

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$20,340	$1,557	$817	$22,714	$18,449	$1,982	$2,333	$22,764
Governments	3,900	—	14	3,914	3,419	—	—	3,419
Other	26,818	2,249	2,318	31,385	25,984	2,846	987	29,817

	51,058	3,806	3,149	58,013	47,852	4,828	3,320	56,000

Other credit-related arrangements(4)
Financial institutions	63,021	7,143	341	70,505	54,718	7,635	460	62,813
Governments	16	—	4	20	13	—	201	214
Other	3,657	489	1,528	5,674	3,280	789	1,239	5,308

	66,694	7,632	1,873	76,199	58,011	8,424	1,900	68,335

	$117,752	$11,438	$5,022	$134,212	$105,863	$13,252	$5,220	$124,335

Derivative instruments
By counterparty type
Financial institutions(5)	$4,461	$6,165	$6,564	$17,190	$2,671	$3,670	$5,988	$12,329
Governments	2,211	—	—	2,211	1,764	—	—	1,764
Other	2,024	448	198	2,670	1,548	622	233	2,403

	8,696	6,613	6,762	22,071	5,983	4,292	6,221	16,496
Less: effect of master netting agreements	(4,030)	(2,916)	(3,790)	(10,736)	(3,419)	(3,417)	(3,963)	(10,799)

	$4,666	$3,697	$2,972	$11,335	$2,564	$875	$2,258	$5,697

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $254.8 billion (2006: $218.5 billion) and foreign currencies of $74.2 billion (2006: $71.3 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $170.7 billion (2006: $151.9 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2007 or 2006.

(4)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair values of $3.3 billion (2006: nil), notional amounts of $7.6 billion (2006: $2.3 billion), with U.S. financial guarantors hedging our derivative contracts relating to the U.S. subprime residential mortgage market. Management has assessed the credit exposure relating to these contracts in determining their fair value. Market and economic relating to these counterparties may change in the future, which could result in significant future losses.
Note 26 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which is the same as offered to any of our employees.
Directors, senior officers and their affiliates(1)
As at October 31, 2007, loans to directors and their affiliates totalled $46 million (2006: $28 million), letters of credit and guarantees totalled $115 million (2006: $120 million) and the undrawn credit commitments totalled $218 million (2006: $292 million).
(1)	Affiliates include spouses, children under 18 and supported family members (“dependants”) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.
     As at October 31, 2007, loans to senior officers and their affiliates totalled $13 million (2006: $21 million), letters of credit and guarantees totalled $75 million (2006: nil) and undrawn credit commitments totalled $119 million (2006: $4 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 20 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. As at October 31, 2007, our loans to and common share investment in the joint venture totalled $409 million (2006: $313 million) and $1 million (2006: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2007, we had letters of credit and guarantees of $141 million (2006: $126 million) and undrawn credit commitments of $74 million (2006: $68 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under

CIBC Annual Accountability Report 2007	129

Notes to the Consolidated Financial Statements
which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company, which provides custodial and asset services, both in Canada. As at October 31, 2007, our common share investments in the joint ventures totalled $99 million (2006: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC holds client overdraft balances on behalf of CMT of $6 million (2006: nil).
Equity-accounted entities
As at October 31, 2007, investments in and loans to equity-accounted entities totalled $279 million (2006: $1,096 million)(1) and the undrawn investment and credit commitments totalled $15 million (2006: $37 million).

(1)	Includes $790 million of our investment in FirstCaribbean. During the year, we purchased a controlling interest in FirstCaribbean (Note 3).
Note 27 Segmented and Geographic Information
CIBC has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services globally to retail and institutional clients.
     CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets.
     During the year, we moved the Treasury function from Treasury and Risk Management into Finance.
     During 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/ Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

130	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Markets	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2007	Net interest income	$4,614	$(385)	$329	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,861	2,394	253	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	(224)	230	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,251	2,239	576	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	653	(30)	(20)	603	620	(11)	16	(22)
	Amortization(3)	109	19	125	253	180	25	43	5
	Other non-interest expenses	5,208	1,864	287	7,359	6,039	732	312	276

	Income before income taxes and non-controlling interests	3,281	386	184	3,851	2,501	777	1,252	(679)
	Income taxes	674	(219)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,580	$601	$115	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$214,940	$112,959	$621	$328,520	$239,206	$35,913	$28,473	$24,928

2006	Net interest income	$4,401	$(213)	$247	$4,435	$3,654	$143	$517	$121
	Non-interest income	3,943	2,651	322	6,916	5,052	1,284	300	280
	Intersegment revenue(2)	(217)	222	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	8,127	2,660	564	11,351	8,706	1,427	817	401
	Provision for (reversal of) credit losses	651	(39)	(64)	548	603	(48)	(1)	(6)
	Amortization(3)	80	21	134	235	203	26	1	5
	Other non-interest expenses	4,908	2,020	325	7,253	6,094	856	31	272

	Income before income taxes and non-controlling interests	2,488	658	169	3,315	1,806	593	786	130
	Income taxes	630	9	1	640	421	178	6	35
	Non-controlling interests	—	3	26	29	—	29	—	—

	Net income	$1,858	$646	$142	$2,646	$1,385	$386	$780	$95

	Average assets(4)	$187,790	$102,874	$613	$291,277	$216,500	$43,739	$12,685	$18,353

2005	Net interest income	$4,445	$279	$213	$4,937	$4,148	$371	$306	$112
	Non-interest income	3,958	2,883	720	7,561	5,541	1,379	296	345
	Intersegment revenue(2)	(218)	222	(4)	—	n/a	n/a	n/a	n/a

	Total revenue	8,185	3,384	929	12,498	9,689	1,750	602	457
	Provision for (reversal of) credit losses	772	(17)	(49)	706	737	(17)	—	(14)
	Amortization(3)	89	23	114	226	193	26	2	5
	Other non-interest expenses	5,062	5,126 (5)	451	10,639	6,248	4,079 (5)	33	279

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413	927	2,511	(2,338)	567	187
	Income taxes	689	(148)	248	789	842	(184)	72	59
	Non-controlling interests	—	71	99	170	34	136	—	—

	Net income (loss)	$1,573	$(1,671)	$66	$(32)	$1,635	$(2,290)	$495	$128

	Average assets(4)	$185,145	$103,018	$682	$288,845	$207,983	$48,168	$12,281	$20,413

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Includes $2.83 billion provision for Enron-related litigation.

CIBC Annual Accountability Report 2007	131

Notes to the Consolidated Financial Statements
Note 28 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31			2007			2006
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,457	$—	$1,457	$1,317	$—	$1,317
Interest-bearing deposits with banks	12,290	—	12,290	10,536	—	10,536
Securities
Trading	58,779	10,903	69,682	62,331	1,368	63,699
AFS	17,430	(1,218)	16,212	—	20,828	20,828
FVO	10,291	(10,291)	—	—	—	—
Investment	—	—	—	21,167	(21,167)	—
Securities borrowed or purchased under resale agreements	34,020	—	34,020	25,432	—	25,432
Loans	162,654	170	162,824	145,625	2	145,627
Other
Derivative instruments	24,075	—	24,075	17,122	889	18,011
Customers’ liability under acceptances	8,024	—	8,024	6,291	—	6,291
Land, buildings and equipment	1,978	—	1,978	2,032	—	2,032
Goodwill	1,847	—	1,847	982	—	982
Other intangible assets	406	—	406	192	18	210
Other assets	8,927	707	9,634	10,957	(567)	10,390

	$342,178	$271	$342,449	$303,984	$1,371	$305,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$231,672	$(1,038)	$230,634	$202,891	$(4,349)	$198,542
Other
Derivative instruments	26,688	—	26,688	17,330	1,045	18,375
Acceptances	8,249	—	8,249	6,297	—	6,297
Obligations related to securities sold short	13,137	418	13,555	13,788	1,301	15,089
Obligations related to securities lent or sold under repurchase agreements	28,944	—	28,944	30,433	—	30,433
Other liabilities	13,728	1,214	14,942	14,716	3,383	18,099
Subordinated indebtedness	5,526	—	5,526	5,595	—	5,595
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	145	—	145	12	—	12
Shareholders’ equity
Preferred shares	2,331	600	2,931	2,381	600	2,981
Common shares	3,133	(80)	3,053	3,064	(92)	2,972
Treasury shares	4	—	4	(19)	—	(19)
Contributed surplus	96	(96)	—	70	—	70
Retained earnings	9,017	402	9,419	7,268	92	7,360
AOCI
Foreign currency translation adjustments	(1,087)	(100)	(1,187)	(442)	(78)	(520)
Net unrealized losses on AFS securities	(66)	(5)	(71)	—	(29)	(29)
Net gains on cash flow hedges	61	—	61	—	157	157
Additional pension obligation	—	—	—	—	(59)	(59)
Unrecognized post retirement obligations	—	(444)	(444)	—	—	—

	$342,178	$271	$342,449	$303,984	$1,371	$305,355

132	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2007	2006	2005

Net income (loss) as reported	$3,296	$2,646	$(32)

Net-interest income
Preferred share liabilities	31	31	66
Non-interest income
Trading revenue	215	—	—
FVO revenue	(156)	—	—
Capital repatriation	—	(23)	(301)
Derivative instruments and hedging activities	239	11	57
Equity accounting	(1)	36	(15)
Valuation adjustments	(10)	(2)	(6)
Insurance reserves and deferred acquisition costs	(15)	(31)	—
Other	—	2	73
Non-interest expenses
Employee future benefits	40	(27)	15
Stock-based compensation	92	260	(7)
Adjustment related to the application of the effective interest rate method(1)	50	—	—
Net change in income taxes due to the above noted items	(156)	(58)	357
Change in accounting policy, net of income taxes(2)	—	36	—

	329	235	239

Net income based on U.S. GAAP	3,625	2,881	207
Preferred share dividends and premiums	(202)	(163)	(191)

Net income applicable to common shareholders	$3,423	$2,718	$16

Weighted-average basic shares outstanding (thousands)	336,092	335,135	339,263
Add: stock options potentially exercisable(3)	3,591	3,709	4,261

Weighted-average diluted shares outstanding (thousands)	339,683	338,844	343,524

Basic EPS	$10.18	$8.11	$0.05
Diluted EPS	$10.08	$8.02	$0.05

(1)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 134 for details.

(2)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment”.

(3)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 70% of the awards will be exercised for shares.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2007	2006	2005

Net income based on U.S. GAAP	$3,625	$2,881	$207

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments	(667)	(119)	(25)
Change in net unrealized gains (losses) on AFS securities(1)	(42)	26	(435)
Gains (losses) on cash flow hedges	(96)	(25)	136
Change in additional pension obligation	—	(4)	—

Total other comprehensive loss	(805)	(122)	(324)

Comprehensive income (loss)	$2,820	$2,759	$(117)

(1)	Net of reclassification adjustments for net realized gains (including other-than-temporary impairments) included in net income of $79 million (2006: $14 million; 2005: $332 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2007	2006	2005

Change in foreign currency translation adjustments	$(1,139)	$(295)	$(255)
Change in net unrealized gains (losses) on AFS securities	11	(13)	236
Gains (losses) on cash flow hedges	52	14	(74)
Change in additional pension obligation	—	2	(1)

	$(1,076)	$(292)	$(94)

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Notes to the Consolidated Financial Statements
A. Derivative instruments and hedging activities
The new Canadian GAAP derivative and hedge accounting standards became substantially harmonized with U.S. GAAP upon the adoption of the new Canadian GAAP financial instrument standards on November 1, 2006. However, U.S. GAAP reported earnings may continue to exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We continue to elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;
•	Canadian GAAP continues to permit the use of cash instruments for certain foreign currency hedges, which are disallowed under U.S. GAAP; and
•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Prior to November 1, 2006, there were additional differences in the accounting for derivatives that qualify for hedge accounting purposes as only U.S. GAAP had prescribed requirements for the accounting for fair value and cash flow hedges, including the requirement that all derivatives in an effective accounting hedge be carried at fair value. In addition, only U.S. GAAP required that all derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP prior to November 1, 2006, only embedded derivatives within equity-linked deposit contracts, were carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings.
B. Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin (SAB) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on SAB 108, an immaterial adjustment has been recognized to increase current year’s earnings by $50 million ($36 million after-tax) related to the application of the effective interest rate method.
C. Fair value option
Canadian GAAP provides an entity with the option to designate certain instruments on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. As U.S. GAAP will not provide for the concept of a fair value option until we adopt SFAS 159 “The Fair Value Option for Financial Assets and Liabilities” in 2009 (see discussion below under “Future U.S. accounting policy changes” section), instruments to which we have applied the fair value option under Canadian GAAP receive different classification under U.S. GAAP. Certain securities to which we apply the fair value option under Canadian GAAP are classified as trading securities under U.S. GAAP. Certain traded loans under U.S. GAAP are also carried at fair value in Canadian GAAP under the fair value option. Other instruments to which we have applied the fair value option under Canadian GAAP, such as certain deposit liabilities, are not currently at fair value under U.S. GAAP.
D. AFS securities
Under Canadian GAAP, prior to the implementation of the new financial instrument standards on November 1, 2006, investment securities were carried at cost or amortized cost. U.S. GAAP requires these securities to be classified as either HTM or AFS securities. Since November 1, 2006, accounting for AFS securities is consistent under both GAAPs.
E. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value.
F. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities”, for the purpose of Canadian GAAP. Upon adoption of AcG-15, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities”.
G. Determination of fair value and valuation adjustments
Under the new Canadian GAAP financial instruments standards effective November 1, 2006, trading securities must now be valued based on quoted bid or ask prices, while U.S. GAAP continues to require the use of quoted closing prices. In addition, certain valuation adjustments that continue to apply under Canadian GAAP are not permitted under U.S. GAAP.
H. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements for “Employee Future Benefits”. For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.

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Notes to the Consolidated Financial Statements
     In addition, actuarial gains and losses related to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end consolidated balance sheet.
     The requirement under SFAS 158 to recognize the funded status of a defined benefit post-retirement plan was applied prospectively as at October 31, 2007 and as a result, other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million). The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective in 2009.
I. Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 (revised 2004), “Share-based Payment” (123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The new standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R in 2006 forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after-tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans”, continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
J. Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
K. Capital repatriation
Certain of our subsidiaries have repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustments account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP resulted in no change to non-interest income this year (2006: $23 million decrease), and a decrease in the tax expense by $22 million (2006: $27 million). This also reduced the “Foreign currency translation adjustments” component within AOCI by $100 million (2006: $78 million).
L. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
     Under U.S. GAAP certain tax benefits associated with dividends on preferred shares classified as equity must be included in income tax expenses as opposed to being included directly in equity.
M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.
N. Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investments yields, policy dividends, operating and

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Notes to the Consolidated Financial Statements
policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
O. Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP for both the consolidated balance sheet and statement of operations. However, under Canadian GAAP, the settlement date basis of accounting is used for the consolidated balance sheet whereas the trade date basis of accounting is used for the consolidated statement of operations.
P. Accounting changes
We adopted the following accounting standards in 2007, none of which had a material impact to our consolidated financial position or results of operations:
•	SFAS 154, “Accounting Changes & Error Corrections” harmonized U.S. GAAP with Canadian GAAP with respect to reporting a change in accounting estimate, a change in accounting policy, correcting an error in previously issued consolidated financial statements, and reporting and disclosing accounting changes in interim-period information.

•	SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. We did not elect to measure any hybrid financial instrument at fair value.

•	SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement 140” requires an entity to initially measure its servicing rights and obligations at fair value and either amortize the initial fair value over the service period or revalue them each period at fair value with changes in fair value recognized in net income.

•	Emerging Issues Task Force Abstract (EITF) 04-5, “Determining Whether a General Partner, or The General Partners as a Group, Controls a Limited Partnership or Similar Entity When The Limited Partners Have Certain Rights”, presumes that a general partner controls a limited partnership unless the presumption can be overcome. The EITF was effective after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. The EITF was effective for general partners of all other limited partnerships on November 1, 2006.
Q. Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” that provides guidance on how to recognize and measure income tax benefits. This interpretation requires that an entity recognize in its consolidated financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the maximum amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the November 1, 2007 opening retained earnings.
     While we have not completed our evaluation of FIN 48, we do not expect the impact to be material.
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which offers enhanced guidance for determining fair values to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profit on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivatives. SFAS 157 is effective beginning November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”, which provides an entity the option to report selected financial assets and liabilities at fair value. Under this standard, entities may irrevocably elect to report financial instruments and certain other items at fair value on a contract by contract basis with changes in value reported in earnings. SFAS 159 is effective beginning November 1, 2008.

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Notes to the Consolidated Financial Statements
Note 29 Future Canadian Accounting Policy Changes
We will be required to adopt the following accounting standards for Canadian GAAP purposes in fiscal 2008:
Leveraged leases
In July 2006, the FASB issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”, which amends SFAS 13, “Accounting for Leases”, certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP will result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections 3862, “Financial Instruments — Disclosures” and 3863, “Financial Instruments — Presentation”. These new standards are effective beginning November 1, 2007.
     These sections replace the handbook section 3861, “Financial Instruments — Disclosure and Presentation”. These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CIBC Annual Accountability Report 2007	137